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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934

                                BACKGENESIS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                  DELAWARE                             58-2449903
     (STATE OR OTHER JURISDICTION OF                  (IRS EMPLOYER
      INCORPORATION OR ORGANIZATION)             IDENTIFICATION NUMBER)

                           2704 REW CIRCLE, SUITE 105
                              OCOEE, FLORIDA 34761
           (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES INCLUDING ZIP CODE)

                                 (407) 905-9699
              (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

                                 (407) 905-9695
              (REGISTRANT'S FACSIMILE NUMBER, INCLUDING AREA CODE)

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

                                                       NAME OF EACH EXCHANGE
          TITLE OF EACH CLASS                              ON WHICH EACH
          TO BE SO REGISTERED                        CLASS IS TO BE REGISTERED
          -------------------                        -------------------------
                  NONE                                          NONE

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                                (TITLE OF CLASS)


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                                TABLE OF CONTENTS

Part I                                                                                                                           1

Item 1    Description of Business..............................................................................................  1
          Historical Background................................................................................................  3
          Business of the Issuer...............................................................................................  4
          Industry Overview....................................................................................................  5
          Company Business Model - The "Four Pillars" Of Expanded Ancillary Services...........................................  7
          Markets, Distribution Methods and Development Strategy............................................................... 10
          Competition.......................................................................................................... 10
          Major Suppliers...................................................................................................... 11
          Dependence on Key Customers.......................................................................................... 11
          Patents, Trademarks, Licenses........................................................................................ 11
          Government Regulations............................................................................................... 16
          Estimate of the Amount Spent on Research and Development............................................................. 16
          Costs and Effects of Compliance with Environmental Laws.............................................................. 16
          Employees............................................................................................................ 17
Item 2    Management's Discussion and Analysis of Results of Operations and
            Financial condition of the Company................................................................................. 17
          Overview............................................................................................................. 18
          Comparison of the Results of Operations for the twelve months ended
            June 30, 1999 and June 30, 1998.................................................................................... 18
          Liquidity and Capital Resources...................................................................................... 19
          Tax Loss Carry-Forwards.............................................................................................. 19
          Comparison of the Results of Operations for the three month periods ended
            September 30, 1999 and 1998........................................................................................ 19
          Year 2000 Disclosure................................................................................................. 19
Item 3    Description of Property.............................................................................................. 20
Item 4    Security Ownership of Certain Beneficial Owners and Management....................................................... 21
Item 5    Directors and Executive Officers and Control Persons................................................................. 21
          Executive Officers and Directors..................................................................................... 21
          Officers and Employee Directors...................................................................................... 22
          Non-Employee Directors............................................................................................... 23
          Control Persons...................................................................................................... 23
Item 6    Executive Compensation............................................................................................... 24
          Stock Options and Warrants........................................................................................... 25
          Compensation of Directors............................................................................................ 25
Item 7    Certain Relationships and Related Transactions....................................................................... 26
Item 8    Description of Securities............................................................................................ 26
          Common Stock......................................................................................................... 27
          Preferred Stock...................................................................................................... 27
          Transfer Agent....................................................................................................... 27

Part II

Item 1    Market Price of and Dividends on the Registrant's Common
            Equity and Related Stockholder Matters............................................................................. 27
Item 2    Legal Proceedings.................................................................................................... 29
Item 3    Changes in and Disagreements with Accountants........................................................................ 29
Item 4    Recent Sales of Unregistered Securities.............................................................................. 29
Item 5    Indemnification of Directors and officers............................................................................ 30
Part F/S  Financial Statements................................................................................................. 31

Part III

Item 1    Items 1 and 2 Index and Description to Exhibits...................................................................... 31


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PART I

ITEM 1.  DESCRIPTION OF BUSINESS

HISTORICAL BACKGROUND

                  BackGenesis, Inc. (the "Company") was incorporated in the State of Utah on July 2, 1982, under the name of Mark Oil, Inc. to explore for natural resources and to invest in other assets or businesses. In January 1984, the Company acquired an operating subsidiary and changed the Company's name to Clef Communications, Inc. The business of the subsidiary was unsuccessful. In January 1997, the Company changed its state of incorporation to the state of Delaware and its name to Galaxy Ventures, Inc. In December 1999, the shareholders of the Company by majority consent approved a resolution of the Company's Board of Directors to change the Company's name to BackGenesis, Inc.

         The Company was reorganized on June 23, 1998, with the acquisition of Chiu Minimally Invasive Spine Surgery, Inc. ("CMIS"), a California corporation formed on March 6, 1998. The acquisition was structured as a stock-for-stock exchange in which the shareholders of CMIS initially received 5,000,000 shares of the Company's common stock (or approximately 61%) in exchange for all of the outstanding shares of capital stock of CMIS in a business combination described as a "reverse acquisition." The CMIS shareholders subsequently agreed to return a significant portion of these shares in connection with the acquisition of Valley Pain Centers, Inc., which is discussed below. For accounting purposes, the acquisition has been treated as the acquisition of the Registrant by CMIS. CMIS continued as a wholly-owned subsidiary of the Company. As part of the CMIS transaction, John C. Chiu, M.D. ("Dr. Chiu") was retained by the Company as its Chairman and CEO, and the name of the Company was changed to Minimally Invasive Surgery Corporation. Prior to the acquisition, management of the Company had no relationship with CMIS or its shareholders.

         Contemporaneous with the acquisition of CMIS, the Company sold pursuant to a private placement 1,333,333 shares of its common stock, $.001 par value, at $1.50 per share (or approximately $2,000,000) for the purpose of providing the Company with capital to expand its business through acquisitions and to provide it with working capital. In addition, the Company granted warrants to its shareholders of record to purchase at any time prior to June 30, 2000 one million eight hundred thousand (1,800,000) shares of its common stock at an exercise price of $3.00 per share.

         On November 13, 1998, the Company, through its wholly-owned subsidiary CMIS, entered into an agreement with Dr. Haq Babur, M.D. for the purchase of the assets of his neuro spine surgery medical practice located in Clovis, New Mexico. As consideration for the assets purchased, the Company issued to Dr. Babur 40,000 shares of its common stock and paid him $75,000 in cash. In addition, Dr. Babur received options to purchase 30,000 shares of the Company's common stock at an exercise price of $3.50 per share. The options were to vest at a rate of 5,000 shares per year over six years.

         Concurrently with the Dr. Babur transaction, CMIS entered into a Management Services Agreement with Eastern New Mexico Neuro Orthopedic Medical Group (ENM Neuro), an affiliate of Dr. Chiu, for the management of the medical practice being operated there by Dr. Babur. CMIS agreed to provide ENM Neuro with offices, facilities and supplies, day-to-day management services of



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non-physician operations, non-physician support and personnel and financial services. In consideration for its services, ENM Neuro agreed to pay CMIS a monthly fee equal to 60% of the physician services revenues, 90% of the ancillary revenues and 75% of the on-site physical therapy Revenues.

         On November 15, 1998, the Company entered into a related party transaction with Thousands Oaks Spine Medical Group ("TOSMG") of Thousands Oaks, California, a medical practice, principally owned by the Company's chairman, Dr. Chiu, which specialized in minimally invasive spine surgery procedures and pain management services. Pursuant to the terms of an asset purchase agreement, CMIS purchased substantially all of the assets of TOSMG and assumed certain leases and other liabilities. In consideration for the assets purchased in the transaction with TOSMG, the Company granted TOSMG options to purchase 60,000 shares of the Company's common stock at an exercise price of $3.50 per share. The options were to vest pro rata over a seven year period.

         Concurrently with the TOSMG asset acquisition, the Company entered into a management services agreement with TOSMG. CMIS agreed to provide TOSMG with offices, facilities and supplies, day-to-day management services of non-physician operations, non-physician support and personnel and financial services. In consideration for its services, TOSMG agreed to pay CMIS a monthly fee equal to 60% of the physician services revenues and 90% of the ancillary revenues.

         On December 15, 1998, the Company, through its wholly-owned subsidiary CMIS, purchased certain assets, assumed certain liabilities and entered into a management agreement with Rockland Neurosurgical Practice P.C. ("RNP") of Nanuet, New York. In consideration for the purchase of the assets, RNP received 40,000 shares of the Company's common stock, $85,000 in cash, and options to purchase 50,000 shares of the Company's common stock at an exercise price of $3.50 per share. The options were to vest at the rate of 5,000 shares per year over ten years.

         CMIS agreed to provide RNP with offices, facilities and supplies, day-to-day management services of non-physician operations, non-physician support and personnel and financial services. In consideration for its management services, CMIS was to be paid 60% of all physician service revenues, 90% of all ancillary revenues and 10% of retained malpractice and liability consultation revenues up to a maximum of $60,000 per year.

         Subsequent to the closing of the ENM Neuro, TOSMG and RNP transactions, management of the Company determined that actual operating results of these acquired businesses differed materially from that which had been previously reported to the Company and fell well below management's expectations. Consequently, effective June 1, 1999, the Company rescinded and/or terminated the ENM Neuro, TOSMG and RNP agreements. Set forth below are the specifics with respect to these settlement agreements.

         Effective June 1, 1999, the Company and Dr. Babur rescinded the asset purchase agreement and terminated the management agreement. In settlement of the disputes between the parties, the Company and Dr. Babur agreed that, the Company in consideration for a return of substantially all of Dr. Babur's assets (excluding $75,000 cash and certain accounts receivable), the stock options issued to Dr. Babur would be cancelled and Dr. Babur would return to the Company the 40,000 shares of the Company's common stock




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issued to him in connection with the acquisition. The Company and Dr. Babur also exchanged joint and mutual releases.

         Effective June 1, 1999, the Company in settlement of its disputes with TOSMG entered into a rescission and termination agreement whereby the asset purchase agreement was rescinded and the management agreement with TOSMG was terminated. The parties agreed that the 40,000 options issued to TOSMG in connection with the purchase of TOSMG's assets would be cancelled and the Company would retain all accounts receivable. The parties also exchanged joint and mutual releases.

         With respect to transactions with RNP, the Company and RNP entered into a termination agreement and release effective June 1, 1999. Pursuant to the terms of the termination agreement, RNP retained the cash paid with respect to the acquisition and the Company retained the assets, closed the office and canceled all stock options. The Company also received 20,000 of the 40,000 shares of the Company's stock previously issued to RNP. The Management agreement was also terminated. The parties executed joint and mutual releases.

         Effective May 1, 1999, the Company expanded its business to include pain practices as a foundation upon which to further develop its business model by acquiring Valley Pain Centers, Inc., a Florida corporation ("VPC"). The acquisition was accomplished by VPC merging into the Company's wholly-owned subsidiary, MIS Acquisition Company I, Inc. VPC was the surviving corporation. Immediately prior to the acquisition, the Company had 6,863,333 shares of common stock outstanding. As part of the VPC acquisition, the Company issued 1,500,000 shares of its common stock to the Class A common stockholders of VPC in exchange for their interest in VPC. In addition, the Class B stockholders of VPC received in exchange for their ownership interest in VPC contingent payments of $3,750,000 to be paid in the form of convertible debentures provided the Company meets certain earnings targets over the three (3) years immediately following the closing. The convertible debentures, if earned, will bear interest at the Applicable Federal Rate (determined at the date of issuance) and shall be due and payable on the first anniversary date of their issuance. The debentures are convertible, at the option of the holder, into common stock of the Company at the rate of $3.00 per share.

         An entity controlled by Dr. Chiu, which was the recipient of 5,000,000 shares of the Company's common stock in the CMIS transaction, agreed in connection with the VPC acquisition to return to the treasury of the Company 3,601,506 shares of the Company's common stock (1,350,000 shares were agreed to be returned to the Company in May 1999 and 2,251,506 shares in July 1999). As of this date, no shares have been returned to the Company. In addition, Dr. Chiu, as controlling member of this entity, entered into an agreement with the Company to restrict the sale of the remaining Company stock it owned for three (3) years. Specifically, Dr. Chiu agreed that no sales or transfers (other than gifts) would be made with respect to the Company stock for a period of one year beginning July 28, 1999. Thereafter, he would be entitled to sale and/or transfer 465,000 shares during the period beginning July 28, 2000 through July 27, 2001, 465,000 shares during the following one year period and the remainder at any time after July 27, 2002. In consideration for the foregoing, the Company granted to Dr. Chiu warrants to purchase 300,000 shares of the Company's common stock. The warrants vest (subject to certain performance requirements) pro rata over a three (3) year period beginning June 1, 2000. The exercise price for the





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warrants is $3.00 per share. The warrants must be exercised by the fifth anniversary of their vesting.

         The VPC merger agreement also provides for stock price protection to the former Class A stockholders of VPC. Specifically, if the average of the daily closing prices of the Company's common stock for the period from May 7, 2000, through May 6, 2001 is less than $3.00 per share, then the Company has agreed to issue additional shares to the former Class A stockholders of VPC in an amount equal to the difference between 1,500,000 shares (the number of shares issued to such stockholders at closing) and a number equal to $4,500,000 (the agreed upon purchase price) divided by the average closing price of the Company's common stock for the year ended May 6, 2001.

         To facilitate the acquisition of VPC, the Company loaned $620,000 to the shareholders of VPC which was used by such shareholders as part of the consideration to purchase VPC from Cyber-Care, Inc. f/k/a Medical Industries of America, Inc., in a transaction which closed effective April 30, 1999. The VPC shareholders subsequently assigned the note payable to the Company to VPC. The Company recorded this obligation as additional consideration for the acquisition of VPC.

         VPC has clinics in Staunton, Harrisonburg, Charlottesville and Roanoke, Virginia. During 1998, VPC produced revenues of approximately $3.3 million and an operating profit before management fees of approximately $932,000.

         Immediately prior to the VPC acquisition, the Company had entered into an oral management agreement with certain principals of VPC whereby the Company paid such principals approximately $42,000 in management fees.

         As part of the VPC transaction, Mr. Rogers W. Kirven, Jr. and Dr. David
S. Klein were elected to the Company's Board of Directors and Mr. Kirven was retained by the Company as its chief executive officer. In November 1999, Mr. Kirven resigned as a director and officer of the Company to pursue other business interests. In November 1999, Mr. Jere Palazzolo who had been elected as a director and retained by the Company to act as its president following the CMIS acquisition agreed to resign his director and officer positions. The terms of Messrs. Kirven and Palazzolo's termination agreements are set forth in Item 6
- Executive Compensation. The remaining Board of Directors in accordance with its bylaws elected Rick Capozza and Anthony T. Yeung, MD to serve as replacement directors and entered into an agreement with Dr. David S. Klein to serve as the Company's interim chief executive officer and president.

         The Company entered into an agreement with Cloverleaf Capital Advisors, LLC, a merchant banking and mergers and acquisitions firm, in September, 1999. The agreement calls for Cloverleaf to provide merger, acquisition and financial services to the Company. Cloverleaf is paid based upon performance with a minimum payment of $50,000 per month. The initial term of the agreement with Cloverleaf is six months, with the option to renew for additional six month periods. Accordingly, the initial agreement expires on February 28, 2000 unless renewed or extended.

         Since July 1, 1999 the Company has spent an estimate of approximately $232,000, on acquisition, finance, marketing and development expenses which includes amounts paid to Cloverleaf. The Company is in default of its agreement with CloverLeaf by failing to make its December payment.



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         On or about November 22, 1999, VPC and Dr. David S. Klein received a letter of inquiry from Trigon Blue Cross Blue Shield ("Trigon"), a third party payor representing approximately 15 percent of the Company's billings. The Trigon letter indicated that Trigon had identified at least six (6) significant issues of concern which according to their analysis amounted to a quantified estimate (extrapolated based on a limited sample of transactions) of overpayment equaling approximately $618,000. The letter also stated that Trigon had identified other issues of concern for which there was insufficient information to determine an estimated overpayment, if any. While no assurance can be given at this time, the Company does not believe, based upon its initial investigation, it has any liability with respect to this matter. Both Trigon and the Company recognize that their respective findings and analysis are preliminary and that additional information is needed to conclude this matter. Trigon and the Company have agreed to work together to resolve these issues in an expedient manner.

BUSINESS OF THE ISSUER

         The Company's present principal line of business is providing, through its wholly-owned subsidiary, VPC, pain management products and services to its patients at each of its clinics in Staunton, Harrisonburg, Charlottesville and Roanoke, Virginia. These products and services principally involve:

         o traditional medication and traditional medical approaches to pain and pain related problems;

         o radio-frequency neuroablation (or the destruction of nerve tissue with heat generated at the tip of a special needle which is placed in the spine, skull and extremities);

         o cryoneuroablation (or the destruction of nerve tissue with a freeze-probe in the spine, skull, and extremities);

         o spinal-endoscopy (or the introduction of a camera guided catheter into the spine to take down post-laminectomy scar tissue or decompress spinal nerve roots without the need for open surgery or general anesthesia);

         o transdermal medications (or the delivery of a variety of medications directly through the skin to areas of pathology);

         o peripheral and spinal nerve blocks;

         o diagnostic radiology, including discography (or the introduction of radio-opaque dye directly into a spinal disk suspected of being the source of pain which provides information that CAT, MRI and Myelogram cannot);

         o electro-diagnostic studies, such as Somato-Sensory Evoked Potentials, which provide information on nerve function more sensitive than the commonly available EMG;

         o spinal cord stimulation (or highly sophisticated electrodes placed immediately beside the spinal cord to deliver programmable electrical signals to the central nervous system to block the integration of incoming pain stimuli; and



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         o spinal narcotic pump systems that deliver concentrated narcotics, on a continuous basis, directly into the fluid surrounding the spinal cord.

         The Company, in accordance with the management agreements it entered into with Rehab Management Group, Inc., a nonrelated party, in May of 1999, also provides to its patients at each of its clinics in Virginia physical rehabilitation, nerve conduction studies, electromyography and evoke potentials.

         The Company believes that its current business practices provide it with a large and complementary base of patients with chronic back and neck pain, which are excellent candidates for minimally invasive surgery ("MIS") procedures. Accordingly, the Company expects to implement in its Virginia clinics by the spring of 2000 the MIS procedures which have been principally developed by its Chairman, Dr. John Chiu, and another Board member, Anthony T. Yeung, MD. For a more exhaustive discussion of the Company's plan to implement MIS procedures see "Company Business Model - The "Four Pillars" Of Expanded Ancillary Services" below.

INDUSTRY OVERVIEW

         Pain is one of the most common complaints that causes a patient to seek medical care. Back pain is also a leading ailment cited in worker's compensation claims. Those suffering from back and neck pain cause billions of dollars in lost productivity due to absenteeism and billions more are spent on traditional medicines for the treatment of back pain.

         Pain management has been quite varied throughout the years, including such treatment courses as medication, exercise, physiotherapy, chiropractic manipulation, and surgery. Where surgery is indicated, traditional methods have involved a major traumatic procedure, including a long and expensive stay in a hospital plus a lengthy and painful recuperation. Surgical approaches have led to inconsistent results and often have created a sense of anxiety and apprehension among many patients regarding the direction to take for treatment. Therefore, many patients resort to the least invasive and painful course, avoid surgery, or manage their pain independently. Many continue to live with pain rather than undergo major back surgery.

         According to an October 1998, report by STIFEL, NICLAUS & COMPANY, INC. ("S & N"), the spinal surgery industry is experiencing a period of dynamic change. As stated, managed care is driving the development of new cost effective medical technologies within the "do more for less" business strategy. S&N has stated that the incorporation of real-time fluoroscopy into laser image-guided platforms, the emergence of minimally invasive surgical technologies, and the use of new materials and techniques will provide the market with an upside potential of up to a 400% increase over the next several years. In addition, the Company believes 50% of all spinal surgeries are currently being performed utilizing MIS technologies and the percentage of minimally invasive spine surgery is expected to increase as more surgeons learn new technologies.

         MIS is a specific surgical technique that the Company believes will effectively answer the market's demand for spinal care that is more effective and less traumatic treatment to typical spinal surgery. MIS or "band-aid" surgery is a specialized surgical technique, based on currently available endoscopic technologies, which allows physicians to provide the most technically advanced treatment of back and neck pain,




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in an outpatient environment. MIS may be performed as an ambulatory procedure at an outpatient surgery center or clinic, requiring only a local or light general anesthetic. A small incision, usually requiring only local anesthetic, is made and micro-spinal discectomy instruments, a high-tech endoscope, and a laser probe are inserted into the opening through a sleeve, under x-ray guidance. A portion of the disc is excised, or cut, and removed, relieving the pressure on the nerve root that was causing the pain. Then the affected disc is shrunk and tightened with the laser and the area is sutured. The actual operating time is approximately 30-45 minutes per disk.

         The benefits of this mode of treatment over traditional open disc surgery are many. First, the patient experiences decreased anxiety from not having to undergo major surgery and a lengthy, in-patient hospital stay. Also, the risks associated with major surgery, such as use of general anesthesia over long periods of time, are potentially reduced. Additionally, the surgery is relatively quick and effective, often resulting in immediate relief of pain. There is minimal surrounding tissue damage as compared to traditional open surgery, and nerve pain is often reduced. The patient is often able to walk out of the outpatient surgery center and to return to normal activities within a short period of time, without significant pain. Finally, MIS is cost-effective, with the entire procedure costing up to 40% less than that of traditional open disc surgery.

         The Company believes that the MIS techniques which seek to maximize patient and payor satisfaction will result in a significant increase in its revenues. Management believes that, because more patients will desire newer and less invasive techniques, outpatient, office-based MIS and pain management technologies will thrive. The Company believes that the large size and growth in this marketplace and changing market perceptions of MIS and pain management will be directly benefited by its business model to treating back and neck pain. The Company's plan is to accurately diagnose and establish the least invasive course of treatment possible. For example, a common cause of persistent back pain is disc herniation. The Company believes that many herniated discs can be more easily treated on an outpatient basis with MIS.

COMPANY BUSINESS MODEL - THE "FOUR PILLARS" OF EXPANDED ANCILLARY SERVICES

         The Company has developed a "Four Pillar" business model to provide an integrated suite of products and services to patients seeking pain relief. Within this model, the Company has identified four outpatient services which are typically referred to providers outside of the private physician's practice. The Company's "Four Pillar" model includes: pain management, physical rehabilitative therapy, minimally invasive surgery ("MIS") procedures and pain diagnostics all built around the core-business of pain medicine.

         The Company currently provides pain management and physical rehabilitative therapy services in its Virginia clinics and anticipates implementing MIS and pain diagnostics by the spring of 2000. In addition, the Company expects, although no assurance can be given, to acquire additional pain management and other complementary practices to serve as delivery platforms for its products and services.

         Management believes that the sense of urgency felt by patients who are suffering from pain combined with a perceived lack of urgency from those treating pain, provide it with a unique opportunity to establish market presence and increase market penetration rapidly. Within this structure and subject to Federal and state




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healthcare law restrictions, the Company anticipates that its clinics will be able to bill for facility charges, in addition to the customary professional services of a medical/surgical practice. Likewise, the deployment of other medical practice specialties to its medical centers will be evaluated and implemented as appropriate. These may include hiring additional spine surgeons, internist/GP's, neurologists, pain specialists, physiotherapists, and others. The Company expects revenue will increase as these additional specialists are added.

         FINANCE & ACCOUNTING. The Company provides financial and accounting services for its clinics and practices, including financial reports, cash management and management reports. This support is provided with the goal of equipping on-site management with information and tools to perform their functions effectively and efficiently.

         MANAGEMENT INFORMATION SYSTEMS. The Company operates a centralized network for billing, collections and management information and reporting systems to manage and control each clinic and practice.

         INSURANCE AND MANAGED CARE. The Company plans to develop a strategy for contracting for services with insurance companies, managed care companies, and third party administrators. This strategy will be implemented for each practice and overseen by Company management. As the Company grows, it is the intent of management to take advantage of its expanded geographic position through negotiations of regional and national contracts, when deemed beneficial for the Company.

         ADMINISTRATION, MARKETING & DEVELOPMENT. As deemed appropriate by management, an administrative/marketing director may be assigned to one or more clinics and practices to oversee day-to-day operations. That person will have the responsibility for supervising the business aspects of the clinics and practices and the development and implementation of the Company's marketing and expansion strategies. The Company manages its facilities in consultation with the participating surgeons and physicians to insure the integrity of the medical services being provided. The Company provides regulatory review to evaluate compliance with the increasingly complex laws and regulations that apply to medical and surgical practices nationwide.

         PERSONNEL AND HUMAN RESOURCES. Management plans for staffing needs to be met with either Company-employed or third party-leased employees. This strategy may be modified according to specific circumstances. The Company will evaluate its employees, make staffing decisions, provide and manage employee wages and benefits, and implement policies and procedures for significant aspects of human resources and personnel management.

         MEDICAL EDUCATION & TRAINING. A training program in MIS and pain management will be utilized, as appropriate, by the Company for affiliated physicians. Likewise, a continuing education program will be recommended for physicians and the medical and technical staff at the centers to help achieve a consistently high level of surgical and medical technique and services throughout the Company.

MARKETS, DISTRIBUTION METHODS AND DEVELOPMENT STRATEGY

         GROWTH POTENTIAL. Due to market and demographic changes in the fields of Anesthesiology, Neurology and Orthopedic Surgery, management believes that physician



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salaries have remained stagnant or have decreased. Management theorizes that this, in turn, has resulted in an increased interest in pain treatment as a means of revenue enhancement in these specialties.

         The majority of pain treatment centers or clinics are run by Anesthesiologists. Traditionally, Anesthesiologists have limited their practice to the hospital setting, and more recently, to the outpatient surgery setting where third party billing companies most often provide billing services. Management believes that only a small number of anesthesiologists have ventured out of the hospital to the office-based setting.

         Nationally, modest growth in the number of pain centers occurred until the mid-1980's. Even today, the majority of pain centers are still located within hospitals and outpatient centers. However, with the introduction of safer anti-convulsant medications, safer anti-depressants, and improved interventional procedures, the practice of pain medicine is maturing and diversifying beyond the hospital campus.

         GROWING CONSUMER DEMAND FOR SERVICES. Management believes that present healthcare trends indicate that overall healthcare expenditures will continue to increase in the coming years with the aging of the population and the extension of healthcare coverage to previously uninsured groups. In recent years, government programs, private insurance companies, managed care organizations and self-insured employers have implemented various cost containment measures to limit the growth of healthcare expenditures. These cost containment measures, together with technological advances, have resulted in a significant shift in the delivery of healthcare services away from traditional inpatient hospitals to more cost effective alternatives, including outpatient surgery, pain management, MIS procedures and treatment.

         According to the American Hospital Association (the "AHA"), in 1998 over 680,000 spinal surgeries were performed in U.S. hospitals, including nearly 340,000 MIS procedures. The number of outpatient spinal surgeries is not available but total outpatient surgery is increasing significantly. According to the AHA, between 1985 and 1993, outpatient hospital-based surgical procedures nearly doubled, and surpassed total inpatient surgeries. Outpatient surgeries grew from 7.3 million to 13.1 million procedures while inpatient surgeries decreased from 13.9 million to 10.7 million. According to the AHA, this represents a 79.4% growth in outpatient surgeries, compared to a 23% decrease in inpatient surgeries during the same period. Management believes that the number of outpatient MIS procedures will continue to increase significantly in the future

         Managed care organizations, with significant numbers of covered lives, are seeking to direct large numbers of patients to high quality, low cost providers and provider groups. In order to compete for the growing number of managed care patients, some hospitals, physicians, and other providers, including alternate site outpatient providers, are forming integrated delivery systems or provider joint ventures. The Company believes that its business model fits well within this system, with its proposed multidisciplinary practice approach, and its cost effective and efficient new surgical and treatment techniques.

         FACTORS CONTRIBUTING TO POTENTIAL GROWTH.

         COST EFFECTIVE ALTERNATIVE. Management believes that outpatient MIS procedures and pain management are considerably less expensive than traditional, hospital-based, inpatient, major spinal surgery. Cost savings include lower facility development costs, more efficient staffing and space utilization, and a specialized operating environment focused on cost containment. Likewise, office practice-based treatment for pain management provides similar savings over the more expensive and less efficient traditional hospital-based approaches.

         MANAGED CARE. Management believes that managed care enrollment will continue to increase and that managed care organizations will continue to seek high quality, cost effective healthcare alternatives for their enrollees. As a result, interest in alternatives such as MIS and pain management techniques may grow if reimbursement guidelines continue to shift the risks for healthcare costs from traditional payors to providers such as hospitals and physician groups.

         PHYSICIAN AND PATIENT PREFERENCE. The Company believes that many physicians choose to perform their surgeries at freestanding outpatient surgery centers because of patient preference. Similarly, management believes that patients often prefer the more friendly and simplified admissions and discharge procedures, the less institutional atmosphere, and the cost effectiveness of outpatient surgery. The combination of outpatient surgery with the added benefits of MIS procedures over traditional surgical options often creates an appealing alternative to patients. Additionally, management believes that many physicians prefer free-standing surgery facilities, which often enhance physicians' productivity by providing them with greater scheduling efficiency and flexibility and more consistent nurse staffing, allowing physicians to perform more surgeries in a defined period of time.

         NEW TECHNOLOGY. New advances in technologies and anesthesia have opened the doors to new techniques, such as MIS procedures and pain management, allowing them to be performed in more accommodating and cost effective settings such as outpatient, freestanding facilities. Lasers, fiberoptic endoscopes, real time x-ray visualization, digital photography, micro-surgical instruments, and advanced video monitoring have reduced the trauma and recovery time of once major surgical procedures. Improved anesthesia has shortened recovery time by maximizing the use of local anesthesia and minimizing post-operative side effects such as nausea and drowsiness which generally limit the need for overnight hospitalization of patients. With MIS, the surgical invasion is often significantly reduced and the recovery period is minimized due to limited trauma and the primary use of local anesthesia. Patients usually are able to walk out of the facility within a few hours after the completion of surgery.

         TARGETED CONSUMER PROFILE. The Company's target market consists of three distinct, overlapping populations:

         1. REFERRAL BY COMMUNITY-BASED PHYSICIANS. Community-based physicians are the traditional markets for the referral of services to the typical pain medicine practice. Physicians often choose to refer their patients to a specialist or facility that extends to the referring physician the greatest courtesy and speed to its patients. Physician-directed marketing is a continuous, ongoing process of the Company business model.

         2. PATIENT SELF-REFERRAL AND REFERRAL BY OTHER PATIENTS. Satisfied patients will often refer friends and relatives to a particular pain center. Based on the Company's historical data, in a mature practice, these type of referrals can account for up to 1/3 of all patient referrals. Direct marketing is effective in establishing a self-referral patient base. Marketing efforts are broadcast media-intensive-radio advertising is the most effective direct marketing approach, newspaper is less effective, and yellow pages generally is ineffective. The Company has and will continue to deploy these marketing practices in its business.

         3. PROVIDERS OF ALTERNATIVE MEDICINE (PAM). In surveys conducted by management, it has been determined that the typical PAM feels disenfranchised and frequently looks for validation of his role from the (traditional) medical practitioner. Industry reports have indicated that the average chiropractor sees more patients per day than the typical family physician. It also bears recognition that 100% of these patients are at that office for the treatment of pain-related problems. The Company recognizes the market potential of referrals from PAM's and strives to establish mutually beneficial relationships with them.

         TARGETED DEVELOPMENT AND ACQUISITION STRATEGY. The Company's objective is to capitalize on its growth potential by developing a regional network of pain management centers that will deliver the Company's "Four Pillars" of service. The Company's goal is to create an integrated pain management niche by establishing itself as a leader in this specialized, high-growth field. The Company's business plan currently calls for a network of clinics built upon the foundation of established pain management practices. It is anticipated that experienced MIS physicians will bring in an existing revenue stream and a base of patients upon which to build future business. The Company intends to acquire pain management and MIS physician practices with at least 2,000 current patients who may qualify for MIS, diagnostic and therapeutic modalities. The Company expects to integrate these procedures into the newly acquired practices and expects an increase in revenue related to the existing patient base. In addition, the Company intends to expand this acquired patient base by implementing focused marketing strategies through its target consumer profile approaches.

         The Company has established a profile of physician practices to be considered for acquisition. The primary target will be experienced physicians with a reputation for technical excellence. Company management believes that each physician should have an entrepreneurial orientation, with an average to above average practice volume and income. Each physician must have a strong desire to expand his/her skills and practice to include the latest innovations in pain management and surgical techniques. However, the profile of affiliated physicians may vary based on the specific circumstances involved.

         The Company's methodology for determining the value of practices to be acquired is based primarily on a factor of each practices historical, pre-tax profits, with consideration given to assets, outstanding receivables, debt and proforma compensation. The purchase price for the practices is expected to be funded through a combination of cash, the Company's common stock, and/or other financial instruments and each acquisition will, in most cases, include an earn-out provision. The Company plans to own each practice, its assets and its complete operations. Notwithstanding, order to comply with the corporate practice of medicine restrictions, the acquisition model may need to be modified according to specific federal and state regulations and laws.

         Following each practice acquisition, the Company expects to add new services to each existing practice in order to maximize billable revenues. It is anticipated that each Company clinic will include pain management techniques, minimally invasive surgery capabilities, and physiotherapy and diagnostic facilities. This will enable each clinic to provide and bill for services that were previously referred to other health care providers.

         Each surgical physician whose practice is acquired will be provided the opportunity for additional training in both pain management and MIS techniques. This will enable the physician to further his experience in both specialties. As circumstances require, the recruitment or affiliation with MIS surgeons and other pain management specialists will be considered to enhance the practice model. The Company will also evaluate the potential of expanding select offices to small multi-specialty groups to include an additional spine surgeon, an internist/general practitioner, a neurologist and a physiotherapist, among others. When management deems it appropriate to expand, this new staff may serve part-time initially, increasing coverage as volume grows. These additional specialties will be considered in order to allow the practice to expand in strategic areas that complement the main product lines and maximize the retention of related billable services.

         INTERNET MARKETING. The Company expects to develop an Internet Web site, tailored to develop and enhance exposure among, and referrals from physicians and patients.

COMPETITION

         The healthcare industry in general, and the market in certain areas for pain management and physical rehabilitation services and procedures of the type the Company provides in particular, are highly competitive. Competition will differ in each locality. In one of the Company's current markets, the Company is the only provider of pain medicine, serving a population base in excess of 100,000 persons. In the other three (3) markets in which the Company is presently located, the Company competes with the University of Virginia Pain Center and two (2) physicians previously employed by VPC. As the Company expands, it will compete with companies that are larger in size and have access to considerably greater financial resources than it does. In the pain management and physical rehabilitation business segments, there are numerous competitors larger in size than the Company and which have access to considerably greater financial resources.

         While the pain management and physical rehabilitation business is highly competitive, minimally invasive spinal surgery is a relatively recent and evolving specialty that uses new techniques. There are few well-trained physicians having the expertise to perform MIS procedures. In addition, there are, to the Company's knowledge, no national networks dedicated primarily to the combined disciplines of pain management and MIS. The Company's goal is to position itself as a leading national network of MIS and pain management centers. The Company plans to achieve market position through aggressive media marketing and attention to customer service. Management believes that price competition is not an important issue for the majority of patients, given the present nature of third-party payors.

MAJOR SUPPLIERS

         The Company obtains its products and supplies from many different individuals and entities and therefore is not dependent on any major suppliers.

DEPENDENCE ON KEY CUSTOMERS

         The Company is not dependent on any one or group of key customers or third-party payors but rather sells its products and services to the community at large in its market areas. Presently, the Company's payor mix consists of: approximately 33% of its revenues are derived from workers compensation cases; 33% from Medicare patients; 14% from commercial carriers; 15% from Blue Cross; and, the balance from Medicaid and private payors.

PATENTS, TRADEMARKS, LICENSES

         The Company does not depend upon any patents, trademarks, or licenses to conduct its business; nor does the Company hold any such patents or trademarks.

GOVERNMENTAL APPROVAL

         Other than compliance with the Government Regulations discussed below, the Company's products and services are not subject to governmental approval or control.

GOVERNMENTAL REGULATION

         The healthcare industry in general is subject to extensive federal and state governmental regulation including, without limitation, referral and reimbursement regulations, regulations certificates of need, licensure of physicians and healthcare facilities, and restrictions on physician investments in healthcare entities to which they refer patients. Although the Company believes that its current operations comply with applicable regulations, there can be no assurance that the subsequent adoption of laws or interpretation of existing laws will not regulate, restrict or otherwise adversely effect the Company's business. The Company's centers and its affiliated physicians are subject to numerous regulatory, accreditation and certification requirements, including requirements related to licensure, certificate of need, reimbursement from insurance companies and other private third party payors, Medicare and Medicaid participation and reimbursement, and utilization and quality review organizations. An adverse determination by any authority could have a material adverse effect on the Company.

         HEALTHCARE REFORM AND LEGISLATIVE DEVELOPMENTS. The public has focused significant attention on reforming the healthcare system in the United States. A broad range of healthcare reform measures have been introduced in Congress. In addition, proposed legislation regarding health care reform has been introduced before many state legislatures. Any such reforms at the federal or state level could significantly alter patient-provider relationships. State and federal agency rule-making addressing these issues is also expected. Legislative interest recently has also focused on the role of HMO's in the provision of healthcare and the effect of managed care reimbursement mechanisms on healthcare service utilization and quality of service. It is not clear at this time what proposals, if any, will be adopted or, if adopted, what effect, if any, such proposals would have on the Company's business. No predictions can be made as to whether future healthcare reform legislation, similar legislation or rule-making will be enacted or, if enacted, its effect on the Company. Any federal or state legislation prohibiting investment interests in, or contracting with the Company by, physicians or healthcare providers for which there is no statutory exemption or safe harbor could have a material adverse effect on the Company business, financial condition and results of operations. There can be no assurance that any proposals adopted would be coordinated at the federal or state level; therefore, the Company, as a national participant in the healthcare industry, is subject to varying state regulatory environments. Certain proposals, such as cutbacks in the Medicare and Medicaid programs, containment of healthcare costs that could include a negative affect on prices charged by physicians, hospitals or other healthcare providers, and greater state flexibility in the administration of Medicaid, could adversely affect the Company. There can be no assurance that currently proposed or future healthcare programs, laws, regulations or policies will not have a material adverse effect on the Company's operating revenue.

         "STARK LAWS." The Federal statute relating to self-referrals, 42 USC ss. 1395 nn (the "Stark Law"), restricts the ability of a physician to refer patients for the furnishing of certain designated health services ("Designated Health Services") to health care entities when the physician (or immediate family member) has a financial relationship, directly or indirectly, with the entity receiving the referral. Moreover, the entity may not present or cause to be presented a claim or bill for the Designated Health Services, either to the Medicare or Medicaid programs or any other individual or third-party payor. The financial relationship may be either an investment interest (either equity or debt) or a compensation arrangement. Designated Health Services for purposes of the Stark Law include: (1) clinical laboratory services, (2) physical therapy services, (3) occupational therapy services, (4) radiology services, including magnetic resonance imaging, computerized axial tomography scans, and ultrasound services, (5) radiation therapy services and supplies, (6) durable medical equipment and supplies, (7) parenteral and enteral nutrients, equipment, and supplies, (8) prosthetics, orthotics, and prosthetic devices and supplies, (9) home health services, (10) outpatient prescription drugs, and (11) inpatient and outpatient hospital services.

         There are exceptions to the Stark Law that apply (1) to both ownership or investment interests and compensation arrangements, (2) only to ownership or investment interests, or (3) only to compensation arrangements. The Company's current structure will not meet any of the exceptions to permit a physician investor's referral for Designated Health Services. Therefore, physician investors cannot refer to the Company for Designated Health Services. Although the Company will have mechanisms in place to monitor referrals from physician investors, it is the responsibility of physician investors to comply with the Stark Law and no assurance can be given that physician investors will comply with such law.

         Two of the exceptions that protect only compensation arrangements are for employees and personal services and their requirements are similar to the Safe Harbor requirements discussed above. However, unlike the Safe Harbors to the Anti-Kickback Law, the exceptions to the Stark Law must be complied with fully. The Company believes it currently meets the requirements of both of these exceptions.

         Notwithstanding management's belief that the Company currently is in compliance with the Stark Laws, no assurance can be given that a federal agency charged with enforcement and/or interpreting the Stark Law, or a private party, might not successfully assert a contrary position, or that future federal statutes, regulations, administrative interpretations and/or judicial decisions would cause an investor's referral to be prohibited, or result in the imposition of penalties on the Company or investors. Even the assertion of a violation could have a material adverse effect upon our financial condition and results of the operation.

         Violations of the various state and Federal self-referral laws may result in substantial civil penalties and administrative sanctions for individuals or entities, including exclusion from participation in the Medicare and Medicaid programs, as well as the suspension or revocation of a physician's license to practice medicine and surgery. Such sanctions, if applied to the Company or any of its physician investors, would result in significant loss of reimbursement and could have a material adverse effect on the Company.

         An Advisory Opinion procedure similar to that discussed below and the Declaratory Statement procedure also are available for parties seeking guidance as to whether a specific transaction violates the Stark Law or the Self-Referral Act, as the case may be. Potential investors should be aware that the Company does not intend to seek the guidance available under either of these procedures.

         REGULATORY LIMITATION ON FEE-SPLITTING AND THE CORPORATE PRACTICE OF MEDICINE COULD EFFECT COMPANY OPERATIONS. The laws of many states prohibit physicians from splitting fees with non-physicians (or other physicians) and prohibit non-physician entities from practicing medicine. These laws vary from state to state and are enforced by the courts and by regulatory authorities with broad discretion. The Company's business operations have not been the subject of judicial or regulatory interpretation; thus, there can be no assurance that review of our business by courts or regulatory authorities will not result in determinations that could adversely affect the Company's operations or that the health care regulatory environment will not change so as to restrict the Company's existing operations or their expansion. In addition, the regulatory framework of certain jurisdictions may limit the Company's expansion into such jurisdictions if the Company is unable to modify its operational structure to conform with such regulatory framework.

         A determination in any state that the Company is engaged in the corporate practice of medicine or any unlawful fee-splitting arrangement could render any management agreement between the Company and a practice located in such state unenforceable or subject to modification, which could have a material adverse effect on the Company. Regulatory authorities or other parties may assert that the Company or a practice is engaged in the corporate practice of medicine in such states or that the management fees paid to the Company by the managed practices constitute unlawful fee-splitting or the corporate practice of medicine. If such a claim were asserted successfully, the Company could be subject to civil and criminal penalties, managed physicians could have restrictions imposed upon their licenses to practice medicine, and the Company or the managed practices could be required to restructure their contractual arrangements. Such results or the inability of the Company or the managed practices to restructure the relationship to comply with such prohibitions could have a material adverse effect on the Company's financial condition and results of operations.

         CHANGES IN PAYMENT FOR MEDICAL SERVICES. The Company believes that trends in cost containment in the healthcare industry will continue to result in reductions from historical levels in per-patient revenue. The federal government has implemented, through the Medicare program, the resource-based relative value scale ("RBRVS") payment methodology for physicians services. The RBRVS is a fee schedule that, except for certain geographical and other adjustments, pays similarly situated physicians the same amount for the same services. The RBRVS is adjusted each year and is subject to increases or decreases at the discretion of Congress. To date, the implementation of RBRVS has reduced payment rates for certain of the procedures historically performed by the Company's affiliated physicians. There can be no assurance that any reduced operating margins could be recouped by cost reductions, increased volume, introduction of additional procedures, or otherwise.

         Rates paid by non-governmental insurers, including those that provide Medicare supplemental insurance, are based on established physician, ambulatory surgery center and hospital charges and are generally higher than Medicare payment rates. A change in the makeup of the patient mix of the Company's ancillary services that results in a decrease in patients covered by private insurance or a shift by private payors to RBRVS or similar payment structures could adversely affect the Company's business, financial condition, and results of operations.

         MEDICARE AND MEDICARE FRAUD AND ABUSE. Federal law prohibits the offer, payment, solicitation or receipt of any form of remuneration in return or, or in order to induce: (i) the referral of a person in connection with the provisions if medical services; (ii) the furnishing or arranging for the furnishing of items or services reimbursable under Medicare and Medicaid programs; and (iii) the purchase, lease, order, arranging or recommending of any items or service reimbursable under Medicare or Medicaid (the "Anti-Kickback Law"). Pursuant to the Anti-Kickback Law, the federal government has announced a policy of increased scrutiny of joint ventures and other transactions among health care providers in an effort to reduce potential fraud and abuse relating to Medicare costs. The applicability of this provisions to many business transactions in the health care industry will be subject to continuing judicial and regulatory interpretation.

         The United States Department of Health and Human Services Office of the Inspector General ("OIG"), the federal agency with primary responsibility for enforcing the Anti-Kickback Law, has issued regulations that define relationships that are immune from prosecution under the Anti-Kickback Law (the "Safe Harbor" regulations). Each Safe Harbor includes a series of standards, all of which must be satisfied for a business or compensation arrangement to benefit from the protection offered by a specific Safe Harbor.

         Two of the Safe Harbors address investment interests held by parties who are in a position to refer patients or other business (1) in entities whose securities are publicly traded that have more than $50,000,000 in undepreciated net tangible assets, and (2) in those entities in which (a) no more than 40% of the value of the investment interests of each class of investors may be held by investors in a position to make referrals; (b) the terms of an investment interest offered to a passive investor in a position to make referrals must be no different than those offered to other passive investors; (c) the terms of an investment interest offer to an investor in a position to make referrals or generate business must not be based on the volume or value generated from the investor to the entity; (d) there is no requirement that a passive investor make referrals or generate business for the entity as a condition to remaining as an investor; (e) the entity's services or items must not be marketed to passive investors differently than non-investors; (f) no more than 40% of the entity's gross revenue may come from referrals or business generated by investors; (g) the entity must not loan or guarantee funds to an investor in a position to make referrals if used to obtain the investment interest; and (h) the amount of return to the investor must be directly proportional to amount of capital investment.

         Other Safe Harbors address the structuring of employment and personal services agreements. The employment safe harbor protects amounts paid by an employer to an employee who has a bona-fide employment relationship with such employer, for the employment in the provision of items or services covered by a federal health care program. In order to be protected under the personal services safe harbor, independent contractor relationships must satisfy certain standards. These standards include the requirement that the aggregate compensation over the term of the arrangement must be consistent with the fair market value of the services being rendered and not determined in a manner that takes into account the volume or value of patient referrals or other business between the parties that is paid for, in whole or in part, by a federal health care program. The United States Department of Health and Human Services Office of the Inspector General ("OIG"), the federal agency with primary responsibility for enforcing the Anti-Kickback Law, has issued regulations that define relationships that are immune from prosecution under the Anti-Kickback Law (the "Safe Harbor" regulations). Each Safe Harbor includes a series of standards, all of which must be satisfied for a business or compensation arrangement to benefit from the protection offered by a specific Safe Harbor.

         Notwithstanding that management believes that the Company currently satisfies the investment interest, employee and personal services Safe Harbors to the Anti-Kickback Law, no assurance can be given that a federal agency charged with enforcement and/or interpreting the Anti-Kickback Law, or a private party, will not successfully assert a contrary position, or that future federal statutes, regulations, administrative interpretations and/or judicial decisions would cause an investor's referral to be prohibited, or result in the imposition of penalties on us or investors. Even the assertion of a violation could have a material adverse effect upon the financial condition and results of the Company's operations. Further, in addition to complying with the Anti-Kickback Law, physician investors must also comply with the federal and state laws governing physician self-referrals discussed below.

         The OIG has adopted a procedure whereby it will provide guidance (an "Advisory Opinion") as to whether a party's participation in a particular business or compensation arrangement would be viewed as violating the Anti-Kickback Law. An Advisory Opinion is available to the participants in a business or compensation arrangement who are willing to disclose certain information to the OIG. An Advisory Opinion may be relied on only by the requesting party and is binding on the OIG only with respect to that transaction; provided, if the OIG later determines the requestor failed to disclose material information, the OIG will no longer be bound. A prospective investor should be aware that the Company does not intend to seek an Advisory Opinion regarding its compliance with the Anti-Kickback Law from the OIG.

         FAILURE TO PROPERLY SUBMIT CLAIMS FOR REIMBURSEMENT COULD ADVERSELY AFFECT THE COMPANY'S FINANCIAL CONDITION. The Company is subject to numerous state and federal laws that govern the submission of claims for reimbursement to third party payors, including state and federal health care programs (e.g., Medicare and Medicaid). These laws generally prohibit an individual or entity from presenting a claim (or causing a claim to be presented) for payment by Medicare, Medicaid or any other third party payor that is false or fraudulent. The penalties available for violations of these statutes include substantial civil and criminal fines, imprisonment, exclusion from the federal health care programs and licensure revocation.

         One of the most prominent of these laws is the Federal False Claims Act, which may be enforced by the federal government directly, or by a private plaintiff on the government's behalf. Under the False Claims Act, both the government and the private plaintiff, if successful, are permitted to recover substantial monetary penalties, as well as an amount equal to three times actual damages. In recent cases, some qui tam plaintiffs have taken the position that violations of the Anti-Kickback Law and the Stark Law should also be prosecuted as violations of the Federal False Claims Act. The Company believes that it has procedures in place to ensure the accurate completion of claim forms and requests for payment.

ESTIMATE OF THE AMOUNT SPENT ON RESEARCH AND DEVELOPMENT

         To date, the Company has had no research and development expenditures.

COSTS AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS

         The Company, to the best of its knowledge, is in compliance with all applicable federal, state, and local environmental laws and regulations, none of which the Company believes have a material effect on its operations and business. The Company has incurred minimal costs associated with environmental compliance.

EMPLOYEES

         As of December 31, 1999 the Company has a total of 25 full-time employees and 5 part-time employees. The Company provides standard employee benefits such as medical and dental insurance.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY

         FORWARD LOOKING STATEMENTS. THE DISCUSSION CONTAINED HEREIN REGARDING THE COMPANY AND ITS BUSINESS AND OPERATIONS MAY INCLUDE "FORWARD LOOKING STATEMENTS." SUCH STATEMENTS CONSIST OF ANY STATEMENT OTHER THAN A RECITATION OF HISTORICAL FACT AND CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "EXPECT," "ANTICIPATE," "ESTIMATE" OR "CONTINUE" OR THE NEGATIVE THEREOF, OTHER VARIATIONS THEREOF, OR COMPARABLE TERMINOLOGY. ALL FORWARD-LOOKING STATEMENTS ARE NECESSARILY SPECULATIVE, AND THERE ARE CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE REFERRED TO IN SUCH FORWARD-LOOKING STATEMENTS. EXCEPT FOR HISTORICAL INFORMATION, MATTERS DISCUSSED IN THIS REPORT REGARDING FINANCIAL RESULTS AND DEMAND FOR PRODUCTS AND SERVICES ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES, INCLUDING THOSE RELATED TO THE FURTHER DEVELOPMENT OF THE COMPANY'S PRODUCTS AND SERVICES AND MARKET ACCEPTANCE OF SUCH PRODUCTS AND SERVICES.

         The following should be read in conjunction with the financial statements and corresponding notes contained in this document.

         OVERVIEW. Prior to the acquisition of CMIS by the Company in June of 1998, the Company had no revenues or expenses for the fiscal years ended June 30, 1997 and June 30, 1998. Following the acquisition of CMIS, management of the Company resigned and was replaced by CMIS's officers and directors. The

Company then adopted CMIS's business plan. The following discussion reflects the combined operations of the two entities as of June 30, 1998.

         Beginning with the acquisition of CMIS in June,1998, the Company entered a reorganizational stage with the intent of developing, owning, operating and managing a chain of neuro/orthopedic spinal surgery clinics and physician practices. Commencing with the CMIS acquisition, the Company began to shift its resources with the goal of developing the Company into a public company as well as developing its new business plan. As a result, large supplementary capital expenditures were required to implement the new infrastructure. Expansion of management and other personnel, as well as considerable expenses were incurred as a result of this effort. Senior management was enhanced with the addition of a President.

         The Company's first attempt to implement its business plan occurred in November and December of 1998, when the Company acquired certain assets and entered into management agreements with three neuro-spine practices in New Mexico, California and New York. These transactions failed and the Company terminated all relations and entered into settlement agreements with these parties. SEE "BUSINESS - HISTORICAL BACKGROUND."

         With the acquisition of Valley Pain Centers, Inc. and the integration of a new member to the Company's management team in May of 1999, the Company adjusted its conceptual philosophy to focus on the acquisition, development and operation of pain management practices throughout the country, particularly east of the Mississippi River. From these platform practices, the Company anticipates implementing its four-pillar business model of ancillary services. The Company is presently operating in a cash negative position and will require substantial additional funding to continue operations, make acquisitions, implement its business plan and achieve its business objectives. There can be no assurance given that the Company will be successful in entering into such funding arrangements.

         COMPARISON OF THE RESULTS OF OPERATIONS FOR THE TWELVE MONTHS ENDED JUNE 30, 1999 AND JUNE 30, 1998. Total revenues were $456,998 for the year ended June 30, 1999, as compared with $0 for the year ended June 30, 1998. This increase is due to the revenues generated from Valley Pain Centers, Inc. ("VPC") for the months of May and June in 1999, subsequent to the acquisition of VPC in May of 1999.

         Operating expenses increased to $2,429,175 in 1999, from $63,287 in 1998. This increase was due primarily to a full year of operations in 1999, versus one month of actual operation in 1998. The expenses for 1999 included $1,078,507 for general and administrative expenses, $873,962 for compensation and benefits, $262,380 for rescinded practices net of operations (See Item 1, Description of Business), $142,000 for management and directors' fees and $72,326 for depreciation and amortization.

             Net loss increased to $1,498,577 in 1999, from a net loss of $63,287 in 1998. The increase in net loss is due to one year of operation and the development of the Company's business plan and the inclusion of only two months of operations for VPC.

         LIQUIDITY AND CAPITAL RESOURCES. In 1999 and 1998, the Company financed operating activities from the net proceeds of a private placement of common stock of $1,919,142 in June, 1998 and from deposits received on stock subscriptions of

$277,500 and proceeds with respect to a note payable to a stockholder of $300,000 received in May, 1999. Cash used in operating activities was $954,299 in 1999 as compared with cash used by operating activities of $46,875 in 1998. Cash used in investing activities was $939,042 ($616,908 with respect to the purchase of VPC; purchase of property and equipment accounted for $162,134; and acquisition costs totaled $160,000) in 1999 as compared with cash used in investing activities of $7,343 (purchase of property and equipment) in 1998. Cash provided by financing activities was $261,184 (net borrowing from shareholder) in 1999 as compared with cash provided by financing activities of $1,983,290 (proceeds from common stock issuance less offering costs, and proceeds from note payable to shareholder) in 1998.

         At June 30, 1999, the Company had working capital of $604,532 as compared to working capital of $1,876,684 at June 30, 1998. Current portion of long-term maturities aggregating $14,667 on June 30, 1999 represents payments due on capital lease obligations.

         In June 1998, the Company sold 1,333,333 shares of the Company's common stock for $2,000,000 (or $1.50 per share). Net proceeds from this offering totaled $1,919,142, after deducting offering costs of $80,858.

         In May 1999, the Company commenced a private offering to accredited investors of its common stock at $1.50 per share. As of June 30, 1999, the Company had received a total of $277,500 from subscribers to the private placement and recorded these proceeds as restricted cash and deposits on stock subscriptions in the accompanying consolidated balance sheet. During August 1999, the Company completed the private placement and sold 500,800 shares of the Company's common stock for approximately $750,000, which included the conversion of a $300,000 note payable to a stockholder at a discount below the market value of the Company's stock. This beneficial conversion feature resulted in $180,000 of additional interest expense during August 1999.

         The Company intends to continue to use its best efforts to raise working capital from equity based private placements and debt financings. The Company will not have sufficient working capital to fund operations, unless the Company is able to secure addition debt and/or equity financing on acceptable terms. No assurances can be given that any future financing will be available or, if available, may be obtained on terms satisfactory to the Company.

         TAX LOSS CARRY-FORWARDS. At June 30, 1999, the Company had operating loss carry-forwards for US income tax purposes of approximately $1,563,000 available to reduce future taxable income, which expires in 2018 and 2019.

         COMPARISON OF THE RESULTS OF OPERATIONS FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 1999 AND 1998.

         Total revenues were $406,080 for the three months ended September 30, 1999 as compared with $0 for the three months ended September 30, 1998. This increase is due to the revenues generated from Valley Pain Centers, which was acquired during May, 1999, in the three months ended September 30, 1999.

         Operating expenses increased from $107,511 in the first quarter of 1998 to $1,100,784 in the first quarter of 1999. The increase was due primarily to VPC operations being included in 1999. Salaries and related benefits increased $439,154 due to additional personnel. Professional and consulting fees related to legal matters, accounting, and business development activities increased $211,743 and operating expenses related to VPC increased by $691,400 primarily because VPC was not part of the Company until May, 1999.

         Net loss increased from $107,511 in 1998 to $695,093 in 1999. The increased loss was due to the increased salaries and professional fees incurred in 1999.

         Liquidity and Capital Resources. During the three months ended September 30, 1999, the Company financed operating activities from the net proceeds of a private placement of common stock of $681,430 in August 1999. Cash provided by financing activities was $641,227 in 1999.

         At September 30, 1999, the Company had working capital of $573,982 compared with $1,750,992 at September 30, 1998. The current portion of long-term capital lease obligations was $14,537 at September 30, 1999.

         YEAR 2000 DISCLOSURE. The Company has completed a review of its computer systems and non-information technology ("non-IT") systems to identify all systems that could be affected by the inability of many existing computer and microcontroller systems to process time-sensitive data accurately beyond the year 1999, referred to as the Year 2000 or Y2K issue. The Company is dependent on third-party applications, particularly with respect to such critical tasks as accounting, billing, and reimbursement control. The Company also relies on its own computer and non-IT systems (which consists of personal computers, internal telephone systems, internal network server, and operating systems). In conducting the Company's review of its internal systems, the Company performed operational tests of its systems which revealed no Y2K problems. As a result of its review, the Company has discovered no problems with its systems relating to the Y2K issue and believes that such systems are Y2K compliant. Costs associated with the Company's review were not material to its results of operations.

         While the Company believes that its procedures have been designed to be successful, because of the complexity of the Year 2000 issue and the interdependence of organizations using computer systems, there can be no assurances that the Company's efforts, or those of third parties with whom the Company interacts, have fully resolved all possible Year 2000 issues. Failure to satisfactorily address the Year 2000 issue could have a material adverse effect on the Company.

         The most likely worst case Y2K scenario which management has identified to date is that, due to unanticipated Y2K compliance problems, the Company may be unable to bill its patients or collect from its payors, in full or in part, for services and products sold. Should this occur, it would result in a material loss of some or all gross revenue to the Company for an indeterminable amount of time, which could cause the Company to cease operations. The Company has not yet developed a contingency plan to address this worst case Y2K scenario, and does not intend to develop such a plan in the future.

         RECENT ACCOUNTING PRONOUNCEMENTS. In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No.

133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 requires companies to recognize all derivative contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designed as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS 133, as amended by SFAS 137, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

         Historically, the Company has not entered into derivative contracts to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standard on July 1, 2000 to affect its financial statements.

         In June 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 requires costs of start-up activities and organizational costs, as defined, to be expensed as incurred. The Company adopted this SOP on July 1, 1998, and, as a result, expensed the carrying value of its organization costs whose net book value was approximately $1,830 as of June 30, 1998.

ITEM 3.  DESCRIPTION OF PROPERTY

         The Company leases approximately 800 square feet of office space at 2707 Rew Circle, Ocoee, Florida, at a monthly rental of approximately $800. The lease is on a month to month basis with a 30 day cancellation notice.

         The Company also leases from two partnerships controlled by its CEO and President, Dr. David Klein, office space for billing and administrative offices at 13 W. Beverly, Staunton, VA. The rental for the billing space is $5,200 per month. The rental for the administrative space is $500 per month. Both leases will expire on June 30, 2003.

         The Company leases approximately 2,900 square feet of medical office space in Roanoke, Virginia, at a monthly rental of $3,020. The lease will expire on August 31, 2001.

         The Company leases approximately 1,750 square feet of medical office space in Charlottesville, VA at monthly rental of $1,375. This lease will expire on August 31, 2001.

         The Company leased approximately 900 square feet of medical office space located at 109 MacTanly Place, Staunton, VA at a monthly rental of $588. In June, 1999, the Company signed a lease renewal to increase the space to 2,400 square feet. The new rent is $1708 per month.

         The Company leases approximately 3,651 square feet of medical office space located at 861 Cantrell Avenue, Harrisonburg, Virginia at a monthly rental of $3,377. The lease will expire August 14, 2004.

         In October 1999, the Company entered into an agreement to lease an executive office suite at 120 International Parkway, Heathrow, FL. The monthly fee of $1,192 includes telephone and reception services. The lease will expire on September 30, 2000.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The authorized capital stock of the Company consists of 20,000,000 shares of common stock, $.001 par value per share, of which there are approximately 6,627,627 shares of common stock issued and outstanding as of December 1, 1999, and 100,000 shares of "blank check" preferred stock, par value $.001 per share, none of which are outstanding.

         In June 1998, the Company established the Minimally Invasive Surgery Corporation Stock Option Plan (the "Plan") and authorized 500,000 shares of common stock available for grants at the Board of Directors' discretion to officers, directors, employees and consultants. The exercise price per share shall be at least equal to the fair market value of the underlying common stock on the grant date and no option may be exercised beyond ten years from the date of the grant.

         During the year ended June 30, 1998, the Company granted options to purchase 205,000 shares of the Company's common stock to certain employees. The options vest over a period of time and are exercisable through June 2008 at an exercise price of $1.50 per share.

         In connection with the acquisition of CMIS, the Company granted warrants to its shareholders of record to purchase at any time prior to June 30, 2000 one million eight hundred thousand (1,800,000) shares of its common stock at an exercise price of $3.00 per share.

         The following table sets forth, as of December 31, 1999, the beneficial ownership of the Company's Common Stock (i) by the only persons who are known by the Company to own beneficially more than 5% of the Company's Common Stock; (ii) by each director of the Company; and (iii) by all directors and officers as a group. Percentage ownership assumes all vested options are fully exercised.

                                                                   Options for
          Name and Address of       Shares of Common                 Common                                Percentage
           Beneficial Owner           Stock Owned                  Stock Owned           Total Shares        Owned
           ----------------         ----------------               ------------          -------------     -----------
John C. Chiu (1)                       1,398,494                          --               1,398,494            14.19%
808 Camino Flores
Thousand Oaks, CA

Stanley Chiu (2)                              --                       5,000                   5,000               *
4905 Vincent Avenue South
Minneapolis, MN 55410

David S. Klein (3)(4)                  1,100,000                     541,559               1,641,559            22.9%
1011 Tufton Cove
Heathrow, FL 32746

George E. Sheldon III                     10,000                          --                  10,000               *
2707 Rew Circle
Ocoee, FL 34761

Rick Capozza                              16,667                          --                  16,667               *
FBO Capozza 1990 Family Trust
551 Merrywing Circle
Austin, TX  78730

Anthony T. Yeung, MD                     100,000                          --                 100,000            1.01%
Yeung Family Trust
4050 East Desert Crest
Paradise Valley, AZ 85253

* Indicates less than 1%
ownership.

All Officers and Directors
a Group five persons                   2,625,161                     546,559               3,171,720           44.21%



(1) These shares are owned by an entity with which Dr. Chiu is affiliated and were received in connection with the CMIS acquisition.

(2) Reflects options granted under Stock Option Plan which may be exercised within the next 60 days at exercise price of $1.50 per share. Options are fully vested.

(3) Nine Hundred Thousand (900,000) of these shares were obtained as a result of the May 1, 1999 acquisition of Valley Pain Centers, Inc. ("VPC") in which Dr. Klein was a majority shareholder, but it does not include the impact of a possible conversion of $1,875,000 of convertible debentures at $3.00 per share which he will receive pursuant to the VPC transaction provided certain earnings targets are met. Two Hundred Thousand (200,000) shares were received as a result of Dr. Klein's investment in the Company's May 1999 private placement.

(4) Reflects non-plan options that may be exercised within the next 60 days. Three hundred eighty four thousand seven hundred and sixty (384,760) of the options were granted by the Company in June and November, 1999 at exercise prices of $2.50 and $1.25, respectively for providing his personal guarantee to certain Company obligations. The remainder of the options (156,799) represent the number of shares that Dr. Klein would receive if he were to convert two notes in the respective amounts of $50,000 and $185,199 into the Company's common stock at a conversion price of $1.50. These convertible notes evidence loans made to the Company by Dr. Klein in November 1999.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, AND CONTROL PERSONS

EXECUTIVE OFFICERS AND DIRECTORS

         The following table sets forth the directors and executive officers of the Company. Directors are elected for a period of one year and thereafter serve until the next annual meeting at which their successors are duly elected by the stockholders. Officers and other employees serve at the will of the Board of Directors.

---------------------------------------- ------------------ ----------------------------------------------------------
                 NAME                           AGE                                 POSITION
---------------------------------------- ------------------ ----------------------------------------------------------
John C. Chiu, M.D.                              60          Chairman and Director
---------------------------------------- ------------------ ----------------------------------------------------------
David S. Klein, M.D.                            45          Director, Chief Executive Officer and President
---------------------------------------- ------------------ ----------------------------------------------------------
Richard C. Capozza                              57          Director
---------------------------------------- ------------------ ----------------------------------------------------------
Anthony T. Yeung, M.D.                          59          Director
---------------------------------------- ------------------ ----------------------------------------------------------
Stanley L. Chiu                                 32          Director
---------------------------------------- ------------------ ----------------------------------------------------------


OFFICERS AND EMPLOYEE DIRECTORS

         JOHN C. CHIU, M.D., CHAIRMAN OF THE BOARD AND A DIRECTOR. Dr. Chiu has served as Chairman of the Board and a Director of the Company since June 1998. Dr. Chiu is a Diplomat of the American Board of Neurological Surgery, and is a neuro spine surgeon specializing in Minimally Invasive Microdecompressive Endoscopic (Arthroscopic) Surgery of the cervical, thoracic and lumbar discs and laser endoscopic spinal discetomy. Since 1988, Dr. Chiu has served as the Chief Neuro Spine Surgeon at the California Back Specialists Medical Group, which has one of the largest private MIS practices in the world, with patients from all over the United States and overseas. Dr. Chiu's principal occupation has been neurospine surgery, specializing in MIS, since 1988. He is owner and president of California Back Specialists Medical Group and Conejo Multi-Specialty Medical Group. He is president of the American Academy of Minimally Invasive Spine Medicine and Surgery, a professional society dedicated to the advancement of the technique of MIS.

         Dr. Chiu received his M.D. from Baylor University College of Medicine, completed an internship at The Brooklyn Hospital, and completed further training in neurosurgery at the Mayo Clinic, State University of New York/Long Island College Hospital, Baylor University College of Medicine, Kings County Hospital and University of Zurich.

         DAVID S. KLEIN, M.D., CHIEF EXECUTIVE OFFICER, PRESIDENT AND A DIRECTOR. Dr. Klein has served as Vice Chairman and a Director of the Company since May 1999. Dr. Klein was elected in November of 1999 with the resignation of Rogers W. Kirven, Jr. and Jere Palazzola and currently serves as the Company's Chief Executive Officer and President. From September 1998 until May of 1999, Dr. Klein served as President of Valley Pain Centers, Inc. ("VPC") and a Senior Vice-President of Cyber-Care, Inc., a publicly traded NASDAQ company located in Boynton Beach, Florida. In September, 1998, Dr. Klein sold VPC to Cyber-Care, Inc. f/k/a Medical Industries of America, Inc. From 1983 until September 1998, Dr. Klein owned and operated and served as President of VPC with its principal offices located in Staunton, Virginia.

         Dr. Klein has also served on the teaching faculties at Ohio State University, National Naval Medical Center, Portsmouth Naval Hospital, University of Virginia and

Bowman Gray School of Medicine. Dr. Klein received his BS degree from the University of Maryland, where he graduated Cum Laude. He received his Doctorate of Medicine from the University of Maryland School of Medicine and performed his internship in surgery at the University of North Carolina School of Medicine, and residency in Anesthesiology was performed at Duke University School of Medicine. Dr. Klein has also participated in numerous clinical studies for some of the largest pharmaceutical companies in the country and abroad. In addition, he has authored numerous articles in medical journals and periodicals, as well as serving as a contributing chapter writer for several medical books and manuals.

NON-EMPLOYEE DIRECTORS

         STANLEY L. CHIU, DIRECTOR. Mr. Chiu has served as a Director of the Company since June 1998. Mr. Chiu received a Master of Architecture degree from Harvard Graduate School of Design, and a Bachelor of Arts degree from Wesleyan University. He is an experienced architect with a strong design background in medical facilities. Since 1995, Mr. Chiu has been employed as an architect with Ellerbe Becket, Inc., Minneapolis, Minnesota. Mr. Chiu has been designer on numerous award-winning buildings, most recently Yonsei University Medical Center in Seoul, Korea, and his work has been published and exhibited internationally. Among his extensive project experience are included Mayo Clinic, Medical College of Ohio, Stanford University Palo Alto Medical Foundation, University of Minnesota, Golden Harbor Plaza (Inchon, Korea), Bengals Stadium (Cincinnati,
Ohio), Yamanashi Prefecture Horticulture Museum (Tokyo), and many other major projects internationally.

         RICHARD C. CAPOZZA, DIRECTOR. Mr. Capozza has served as a Director of the Company since November, 1999. Since September 1999 Mr. Capozza has served as Chairman of the Board of Directors of Boston Innovative Optics, Austin, Texas, a company engaged in the business of developing new technologies for vision correction. From 1995 to 1998, he served as President, Chief Operating Officer and Director of Autonomous Technologies Corp.("ATC") of Orlando, Florida. ATC develops new technologies for laser vision correction. From 1985 to 1995, Mr. Capozza served as Executive Vice President and Director of Pilkington Barnes Hind of Sunnyvale, California, a worldwide manufacturer of contact lenses and contact lens care products. Mr. Capozza is a graduate of the Executive Program of Stanford University Business School, received a PhD. in Chemistry from University of Maryland and a Bachelor of Science in Chemistry from Providence College.

         ANTHONY T. YEUNG, M.D., DIRECTOR. Dr. Yeung has been a Director of the Company since November, 1999. Since 1989, Dr. Yeung has served as Medical Director and owner of the Arizona Orthopedic Surgeons which he formed in 1989 and Squaw Peak Surgical Facility in Phoenix, Arizona. Dr. Yeung is a member of the American Academy of Orthopedic Surgeons, and is a orthopedic surgeon. He is the

Vice Chairman of the American Academy of Minimally Invasive Spinal Medicine and Surgery. Dr. Yeung is also a consultant and Clinical Director for the Phoenix Orthopedic Residency Program in Phoenix, Arizona. Dr. Yeung has presented numerous scientific papers, reports and lectures on the topic of minimally invasive spinal medicine and surgery. Dr. Yeung received his M.D. from University of New Mexico, completed his internship at Good Samaritan Hospital in Phoenix, Arizona, and his residency in general and orthopedic surgery at Maricopa County (Arizona) General Hospital. Dr. Yeung is also the past president of the Arizona Orthopedic Society, Arizona Chapter of the Western Orthopedic Association and Maricopa County Medical Society

ITEM 6.  EXECUTIVE COMPENSATION

         On June 1, 1998 the Company through its wholly-owned subsidiary, CMIS, entered into an employment agreement with Jere D. Palazzolo to act as President and Chief Operating Officer for an initial term of four years. The principal terms of Mr. Palazzolo's employment agreement are as follows: (i) an annual salary of $150,000, which may be increased from time to time at the discretion of the Board of Directors; (ii) stock options to purchase up to 100,000 shares of the Company's common stock at an exercise price of $1.50 per share, which options vest ratably over a four year period; (iii) health and disability insurance coverage; (iv) term life insurance; (v) discretionary bonuses; and
(vi) payment for certain relocation costs not to exceed $10,000,in the event the Company requires Mr. Palazzolo to relocate. Mr. Palazzolo may not be terminated without his consent or without due cause unless the Company pays Mr. Palazzolo an amount equal to his salary for the period beginning on the date of termination and ending on the date the term of the Agreement would otherwise expire.

         Effective November 5, 1999 the Company and Mr. Palazzolo entered into a Termination Agreement with respect to Mr. Palazzolo's employment. Pursuant to the terms of the Termination Agreement, the Company agreed to continue to compensate Mr. Palazzolo in accordance with the terms of his employment agreement until such time as the Company is able to buy out Mr. Palazzolo's agreement. To that end, the Company agreed that in the event of an equity raise in excess of $800,000, it would pay Mr. Palazzolo a lump sum amount equal to his salary for the remaining term of his employment agreement.

         Effective with the acquisition of VPC, Rogers W. Kirven, Jr. agreed, pursuant to an oral agreement with the Company, to serve as the Chief Executive Officer of the Company at an annual salary of $150,000 plus customary benefits. Effective November 5, 1999 Mr. Kirven resigned as a Director and President of the Company to pursue other business interests. The Company agreed to pay Mr. Kirven two (2) months salary as severance

         Effective August 1, 1998, David S. Klein entered into an employment Agreement with Valley Pain Centers, Inc. ("VPC") to act as VPC's President and Medical Director for an initial term of four (4) years. The principal terms of Dr. Klein's employment agreement are: (i) an annual salary of $200,000 provided VPC profits and cash flow are sufficient to pay same; (ii) annual incentive compensation ranging from 10 percent to 25 percent of VPC's annual pre-tax net income exceeding $1,000,000; and (iii) health, dental, disability and life insurance. Dr. Klein may not be terminated without his consent or without due cause unless VPC pays Dr. Klein a lump sum severance payment in an amount equal to $120,000 and his incentive compensation through the original term of his Agreement.

         Effective November 5, 1999, Dr. Klein agreed to assume, on an interim basis and for no additional compensation the positions of Chief Executive Officer and President of the Company left vacant by Messrs. Kirven and Palazzolo, respectively.

         The following table includes information with respect to each person who served in the capacity of chief executive officer during 1998, and the Company's other officers whose total annual salary and bonus for the fiscal year ended June 30, 1999 exceeded $100,000. These named executive officers receive other personal benefits in amounts less than 10% of their total annual salary and bonus.

                         SUMMARY OF COMPENSATION TABLE

                                                         Annual Compensation

                                                                     Other Annual                           LTIP
Name & Principal Position             Salary($)       Bonus($)       Compensation    Options/Warrants(3)  Payout($)
---------------------------          --------        ----------      ------------    -------------------  ---------
Rogers W. Kirven, Jr., CEO (1)        $23,077           $-0-              $-0-              -0-             $-0-

John C. Chiu, CEO(2)                       $0           $-0-           $100,000             -0-             $-0-

Jere D. Palazzolo, President         $130,000           $-0-              $-0-              -0-             $-0-


(1) Rogers W. Kirven, Jr. served as a Director and the CEO of the Company from May 6, 1999 until November 5, 1999.

(2) John Chiu served as a Director and the CEO of the Company prior to Mr. Kirven's employment but did not receive a salary in 1998. However, he was paid a consulting fee of $100,000 during the year. There is no ongoing arrangement for his services.

(3)      No options were granted or exercised during fiscal 1999.

COMPENSATION OF DIRECTORS

         Currently, Directors of the Company receive no compensation. All directors are entitled to reimbursement for reasonable expenses incurred in the performance of their duties as members of the Board of Directors.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

OFFICER, DIRECTOR AND AFFILIATE TRANSACTIONS.

         The Company in connection with the CMIS acquisition granted warrants to its shareholders of record to purchase at any time prior to June 30, 2000 one million eight hundred thousand ($1,800,000) shares of its common stock at an exercise price of $3.00 per share.

         In connection with the VPC acquisition, the Company loaned to David S. Klein, Rogers W. Kirven, Jr. and certain other individuals $620,000 which was used by such individuals as part of the consideration to purchase VPC from Cyber-Care, Inc. These individuals subsequently assigned the note payable with respect to this loan to VPC. VPC assumed all obligations with respect to the repayment of the note, and the Company recorded this obligation as additional consideration for the acquisition of VPC.

         On May 11, 1999, David S. Klein, M.D., a prior owner of VPC, loaned the Company $300,000 for use as working capital. On August 4, 1999, this loan was converted into common stock of the Company at a conversion rate equal to $1.50 per share of common stock (or, 200,000 shares).

         The Company leases administrative offices located in Staunton, Virginia at 13 West Beverly, 2nd Floor from a partnership controlled by Dr. Klein at a monthly rental of $500 per month. This lease will expire on June 30, 2003.

         The Company also leases certain equipment from an entity controlled by Dr. Klein at a monthly rental of $4,122 per month. The lease will expire on August 31, 2003.

         Dr. Klein is a controlling partner in a partnership that leases a billing office located in Staunton, Virginia at a monthly rental under the lease of $5,200 per month. The lease commenced on July 1, 1998 and will expire on June 30, 2003.

         In July, 1999, Dr. Chiu entered into an Addendum to the VPC Merger Agreement whereby the Company redeemed from him 2,251,506 shares of Common Stock in the Company in exchange for consideration of $10 and warrants to purchase 300,000 shares of the Company's Common Stock at a purchase price of $3.00 per share. The warrants will vest ratably over the next three years and will expire on the fifth anniversary from the date of vesting. In addition, vesting is contingent upon the stockholder recruiting three physicians for the Company. In connection with the agreement, Dr. Chiu also agreed to certain restrictions on the transfer of his remaining shares in the Company during the next three years.

         Except as described above, there were no transactions, or series of transactions, during the fiscal 1997 or 1998 nor are there any currently proposed transactions between the Company, its officers, directors, shareholders, and affiliates in which amount exceeds $60,000. Conflicts of interest could arise in the negotiation of the terms of any transaction between the Company and its shareholders, officers, directors or affiliates. The Company has no plans or arrangements, including the hiring of an independent third party, for the resolution of disputes between the Company and such persons, if they arise. The Company and its shareholders could be adversely affected should such individuals choose to place their own interests before those of the Company. No assurance can be given that conflicts of interest will not cause the Company to lose potential opportunities, profits, or management attention. The Board of Directors of the Company has adopted a policy regarding transactions between the Company and any officer, director, or affiliate, including loan transactions, requiring that all such transactions be approved by a majority of the independent and disinterested members of the Board of Directors and that all such transactions be for a bona fide business purpose and be entered into on terms at least as favorable to the Company as could be obtained from unaffiliated independent third parties.

TRANSACTIONS WITH PROMOTERS.

         On December 7, 1998 the Company entered into a Financial Consulting Agreement with Worldwide Corporate Finance, a California corporation ("WCF"). Pursuant to the terms of the Consulting Agreement, WCF agreed to provide the Company with the following services: expansion and growth plans; broker-dealer liaison; consultation with market makers; advisory and consultation to the Company; assistance to Company professionals and underwriters; supervising shareholder and investor relations; and financing services. In consideration for the foregoing services, the Company agreed to initially pay WCF the sum of $75,000, $5,000 per month, three hundred thousand (300,000) shares of common stock and within 180 days of the date of the Agreement, an additional one hundred fifty thousand (150,000) shares of the Company's common stock. Additional fees were to be paid upon performance. The shares paid to WCF are subject to piggyback registration rights.

         In May of 1999, the Consulting Agreement with WCF was terminated. The parties agreed to settle all issues between them by delivering the original 75,000 shares valued at $196,875 to WCF which the Company was previously obligated to pay.

ITEM 8.  DESCRIPTION OF SECURITIES

         The following statements do not purport to be complete and are qualified in their entirety by reference to the detailed provisions of the Company's Certificate of Incorporation, as amended, Bylaws, and Stock Option Plan, copies of which are filed as exhibits to this documents.

         COMMON STOCK. The Company currently is authorized to issue 20,000,000 shares of $.001 par value common stock ("Common Stock"), of which, as of December 31, 1999, approximately 6,627,627 shares were issued and outstanding.

         The holders of Common Stock of the Company are entitled to equal dividends and distributions per share with respect to the Common Stock when, as and if declared by the Board of Directors from funds legally available therefore. No holder of any shares of Common Stock has a pre-emptive right to subscribe for any securities of the Company, nor are any common shares subject to redemption or convertible into other securities of the Company. Upon liquidation, dissolution or winding up of the Company, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of Common Stock. All shares of Common Stock now outstanding are fully paid, validly issued and non-assessable. Each share of Common Stock is entitled to one vote with respect to the election of any director or any other matter upon which stockholders are required or permitted to vote. Holders of the Company's Common Stock do not have cumulative voting rights, so the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors if they choose to do so, and, in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors.

         PREFERRED STOCK. The Company's Certificate of Incorporation authorizes the issuance of up to 100,000 shares of $.001 par value "blank check" Preferred Stock, none of which are outstanding. The Board of Directors has the power, without further action by the holders of the common stock, to designate the relative rights and preferences of the preferred stock, and to issue the preferred stock in one or more series as designated by the Board of Directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock or the preferred stock of any other series. The issuance of preferred stock may have the effect of delaying or preventing a change in control of the Company without further shareholder action and may adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock. The Board of

Directors effects a designation of each series of preferred stock by filing with the Delaware Secretary of State a Certificate of Designation defining the rights and preferences of each such series. Documents so filed are matters of public record and may be examined in accordance with procedures of the Delaware Secretary of State, or copies thereof may be obtained from the Company.

         CONVERTIBLE DEBENTURES. In accordance with the merger agreement with respect to the acquisition of VPC, the Company has agreed to issue, provided certain earning targets are met, to the VPC Class B Shareholders $3,750,000 in convertible debentures over a three (3) year period beginning in May 2000. These convertible notes, if earned, will bear interest at the Applicable Federal Rate (determined at the date of issuance) and shall be due and payable on the first anniversary date of their issuance. The debentures are convertible, at the option of the holder, into common stock of the Company at the rate of $3.00 per share (or 1,250,000 shares if fully earned). The debentures are secured by a pledge of the VPC stock owned by the Company. The Company does not believe it will experience any adverse tax effects as a result of the issuance of these debentures.

         TRANSFER AGENT. The transfer agent for the common stock of the Company is American Registrar and Transfer Co, Salt Lake City, Utah.

PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         The Common Stock ("Common Stock") of the Company, par value $.001 per share, was eligible in June 1998 for trading on the NASDAQ Over-the-Counter Bulletin Board Service under the symbol "BACK". The Securities and Exchange Commission (the "SEC") approved new rules requiring companies that utilized the Over-The-Counter Bulletin Board Service prior to January 4, 1999 to comply with new reporting requirements. In order to maintain it's listing, the Company was required to meet these reporting requirements by September 3, 1999. As the Company has not yet complied with the NASD's Eligibility Rule 6530 (as further discussed below), the Company's trading symbol was changed to BACKE.

         Pursuant to NASD Eligibility Rule 6530 (the "Rule") issued on January 4, 1999, issuers who do not make current filings pursuant to Sections 13 and 15(d) of the Securities Act of 1934 are ineligible for listing on the NASDAQ Over-the-Counter Bulletin Board. Pursuant to the Rule, issuers who are not current with such filings are subject to de-listing pursuant to a phase-in schedule depending on each issuer's trading symbol as reported on January 4, 1999. The Company's trading symbol in June, 1998 was BACK. Therefore, pursuant to the phase-in schedule, the Company was subject to de-listing on September 3, 1999. One month prior to an issuer's de-listing date, non-complying issuers have their trading symbol appended with an "E". As a result, the Company's trading symbol was changed to BACKE on August 3, 1999.

         The Company is not currently in compliance with the Rule, and in the past, has not made filings pursuant to Sections 13 and 15(d) of the Securities Act of 1934. The Company has filed this Registration Statement on Form 10-SB in order to become a "reporting" company and therefore comply with the Rule. As a result, on September 3, 1999, the Company's Common Stock was de-listed and will remain de-listed until such time as the Securities and Exchange Commission has reviewed the Company's Form 10-SB and has stated that it has no further comments. Once the Company has complied with the Rule, it will once again become eligible for listing on the NASDAQ Over-the-Counter Bulletin Board and will seek to be reinstated on the NASDAQ Over-the-Counter Bulletin Board.

         Set forth below for each quarter within the Company's last two fiscal years and for the two month period ending November 30, 1999 are the high and low bid information with respect to the Company's common stock. Because the Company engages in over-the-counter market quotations, these quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions


                                                        PER SHARE OF
                                                        COMMON STOCK
                                                    ----------------------
PERIOD:                                              HIGH             LOW
-------                                             ------           -----

March 1998 to Sept. 1998                             n/a              n/a

Oct. 1998 - Dec. 1998                               $2.80            $2.40

Jan. 1999 - March 1999                              $3.60            $2.00

April 1999 - June 1999                              $4.00            $2.40

July 1999 - Sept. 1999                              $3.50            $1.60

Oct. 1999 - Dec. 1999                               $2.60            $0.74


         The Company presently has options, warrants and other convertible instruments outstanding which may be converted into 3,226,559 shares of its common stock. In addition, there are approximately 3,153,333 shares that could be sold pursuant to Rule 144 of the Securities Act and approximately 2,100,000 shares that are subject to "piggy-back" registration rights.

         The Company has not paid any cash dividends since its inception and does not anticipate paying cash dividends in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS.

         On or about November 22, 1999, VPC and Dr. David S. Klein received a letter of inquiry from Trigon Blue Cross Blue Shield ("Trigon"), a third party payor representing approximately 15 percent of the Company's billings. The Trigon letter indicated that Trigon had identified at least six (6) significant issues of concern which according to their analysis amounted to a quantified estimate of overpayment equaling approximately $618,000. The letter also stated that Trigon had identified other issues of concern for which there was insufficient information to determine an estimate overpayment. While no assurance can be given at this time, the Company does not believe, based upon its initial investigation, it has any liability with respect to this matter. Both Trigon and the Company recognize that their respective findings and analysis are preliminary and that additional information is needed to conclude this matter. Trigon and the Company have agreed to work together to resolve these issues in an expedient manner.

         If it is ultimately determined that the Company has been overpaid with respect to its Trigon billings, this would result in a material adverse impact on the Company and its business.

         On December 22, 1999 the Company's subsidiary, Valley Pain Centers, Inc. ("VPC") was served with a summons in a civil action brought by Neural Function Analysis, P.C. ("NFA"). The action was brought for an alleged breach of a consulting Agreement entered into between NFA and a predecessor company of VPC, for failure to make payments in accordance with the Consulting Agreement.

         The Company disputes the allegations of NFA and does not believe it will incur any significant cost or expense with respect to this matter.

         Except as indicated above, as of December 31, 1999 the Company is not a party to any legal action nor is it aware of any threatened litigation.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         The financial statements for BackGenesis for the development period March 6, 1998 through June 30, 1998 were audited by Prichett, Siler & Hardy, P.C. The financial statements for Valley Pain Centers, Inc. ("VPC") for the year ended December 31, 1997 were audited by Arthur Andersen. The Company engaged BDO Seidman, LLP in May 1999 to audit the consolidated financial statements for BackGenesis, Inc. and it's subsidiaries for the year ended June 30, 1999 and VPC for the year ended December 31, 1998.

         The reports of BDO Seidman, LLP on the financial statements of the Company as of June 30,1999 and the report of Pritchett, Siler & Hardy, P.C. on the financial statements of the Company as of June 30,1998 did not contain an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles. In connection with the audits of the Company's financial statements for each of the two years ended June 30, 1999 and in the subsequent interim period, there were no disagreements with BDO Seidman, LLP or Pritchett, Siler & Hardy, P.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope and procedures, which disagreements, if not resolved to the satisfaction of BDO Seidman, LLP or Pritchett, Siler & Hardy, P.C. would have caused it to make reference to the subject matter of the disagreement in their reports.

         Similiarly, The reports of BDO Seidman, LLP on the financial statements of VPC as of December 31, 1998 and the report of Arthur Andersen, LLP on the financial statements of the Company as of December 31, 1997 did not contain an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles. In connection with the audits of the Company's financial statements for each of the two years ended December 31, 1998 and in the subsequent interim period, there were no disagreements with BDO Seidman, LLP or Arthur Andersen, LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope and procedures, which disagreements, if not resolved to the satisfaction of BDO Seidman, LLP or Arthur Andersen, LLP would have caused it to make reference to the subject matter of the disagreement in their reports.

         Arthur Andersen was consulted and engaged in July 1999 to restate the VPC 1997 financial statements. The restatement was to correct the understatement of accounts receivable at December 31, 1997. BDO Seidman was consulted as to the effects of the change on the 1998 VPC financial statements. The 1997 VPC restated financial statements were issued on August 20, 1998.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         On June 23, 1998, the Company (which at the time was known as Galaxy Ventures, Inc.) acquired all of the outstanding common stock of Chiu Minimally Invasive Spine Surgery, Inc. a California corporation (CMIS) in a business combination described as a "reverse acquisition." As part of the reorganization, the Company issued 5,000,000 shares of its "restricted" (as that term is defined under Rule 144 of the Securities Act of 1933) common stock to the shareholders of CMIS in exchange for all of the outstanding shares of CMIS. Such shares include the shares owned by officers and directors of the Company as set forth in the Section "Security Ownership of Certain Beneficial Owners and Management" hereunder. This issuance was an isolated transaction not involving a public offering conducted pursuant to Section 4(2) of the Securities Act of 1933.

         In June, 1998, the Company issued 1,333,333 shares of its Common Stock in a private placement exempt from registration pursuant to Section 4(2) of the Act. Net proceeds of this offering totaled $1,919,142, after deducting offering expenses of $80,858.

         In May 1999, the Company terminated a consulting agreement with a third party and agreed, as part of the termination, to issue the consultant 75,000 shares of Company Common Stock that were due in December of 1998. These shares were issued in August 1999. The issuance was an isolated transaction not involving a public offering conducted pursuant to Section 4(2) of the Securities Act of 1933.

         In August, 1999, the Company sold to accredited investors 500,800 shares of Common Stock (including 200,000 shares issued to David S. Klein) at a purchase price of $1.50 per share in a private offering exempt from registration pursuant to Section 4(2) of the Securities Act of 1933. The Company received proceeds of approximately $681,000 net of offering expenses of approximately $60,000.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the Delaware General Corporation Law permits indemnification of directors, officers, employees and agents of a corporation against expenses (including attorneys' fees) judgments, fines and amount paid in settlement actually and reasonably incurred by the person with an action, suit or proceeding, under certain conditions and subject to certain limitations. Reference is made to Article XI of the Company's Bylaws which provide for indemnification by the Company in the manner and to the full extent permitted by Delaware General Corporation Law.

         The Company currently maintains Directors and Officers Liability Insurance policies with limits aggregating $3,000,000.

PART  F/S

FINANCIAL STATEMENTS. The following Financial Statements required by this Item are included at the end of this report beginning on Page F-1 as follows:

Index to Financial Statements                                               F-1

Report of Independent Certified Public Accountants
BDO Seidman, LLP
Pritchett, Siler & Hardy, P.C.

BackGenesis, Inc. and Subsidiaries as of June 30, 1998 and
1999 and for the period from inception (March 6, 1998) to
June 30, 1998 and the year ended June 30, 1999                              F-2

Pro Forma combined Financial Information for the year ended
June 30, 1999                                                               F-28

BackGenesis, Inc. and Subsidiaries as of September 30, 1999 and
for the three months then ended                                             F-30

Valley Pain Centers, Inc. (a wholly owned subsidiary of Medical
Industries of America) ("Successor Company") as of December 31,
1998 and for the period from the commencement of operations
(September 1, 1998) through December 31, 1998, and David S.
Klein, M.D., P.C. ("Predecessor Company") for the period from
January 1, 1998 to August 31, 1998                                          F-37

PART III

ITEMS 1 AND 2. INDEX AND DESCRIPTION TO EXHIBITS.

         Exhibit 1          1.1  Agreement and Plan of Reorganization between
                                 Galaxy Ventures, Inc. and Chiu Minimally
                                 Invasive Spine Surgery, Inc. dated June 4, 1998.

                            1.2  Agreement and Plan of Merger between Minimally
                                 Invasive Surgery Corporation and MIS Acquisition
                                 Company I, Inc. and Valley Pain Centers, Inc.
                                 dated May 1999.

         Exhibit 3          3.1  Articles of Incorporation, as amended to date

                            3.2  Bylaws

         Exhibit 4          Instruments defining rights of security holders.

                            The rights of security holders are set forth in the Articles of Incorporation, as amended, as set forth in Exhibit 3.1 and in The Agreement and Plan of Merger with VPC, as set forth in Exhibit 1.2

         Exhibit 10         Material Contracts


                    10.1 Employment Agreement effective August 1, 1998 between David S. Klein, M.D. and BackGenesis, Inc.

                    10.2 Employment Agreement effective August 1, 1998 between David S. Klein, M.D. and Valley Pain Centers, Inc.

         Exhibit 27         Financial Data Schedule



                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       BACKGENESIS, INC.



Date:    December 31, 1999             By: /s/ David S. Klein, M.D.
         --------------------              --------------------------------
                                           Chief Executive Officer and President

Directors

/s/ John C. Chiu, M.D.
------------------------------------

/s/ David S. Klein
------------------------------------

/s/ Anthony T. Yeung, M.D.
------------------------------------

/s/ Stanley L. Chiu
------------------------------------

/s/ Richard C. Capozza
------------------------------------

                          INDEX TO FINANCIAL STATEMENTS






Report of Independent Certified Public Accountants
BDO Seidman, LLP                                                         F-2
Pritchett, Siler & Hardy, P.C.                                           F-3

BackGenesis, Inc. and Subsidiaries as of June 30, 1998 and
1999 and for the period from inception (March 6, 1998) to
June 30, 1998 and the year ended June 30, 1999                           F-4

Pro Forma combined Financial Information for the year ended
June 30, 1999                                                            F-28

BackGenesis, Inc. and Subsidiaries as of September 30, 1999 and
for the three months then ended                                          F-30

Valley Pain Centers, Inc. (a wholly owned subsidiary of Medical
Industries of America) ("Successor Company") as of December 31,
1998 and for the period from the commencement of operations
(September 1, 1998) through December 31, 1998, and David S.
Klein, M.D., P.C. ("Predecessor Company") for the period from
January 1, 1998 to August 31, 1998                                       F-37

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




To the Board of Directors
BackGenesis, Inc.
Ocoee, Florida



We have audited the accompanying consolidated balance sheet of BackGenesis, Inc. and Subsidiaries as of June 30, 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Minimally Invasive Surgery Corporation and Subsidiaries as of June 30, 1999, and the consolidated results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.





                                     BDO Seidman, LLP


Orlando, Florida
August 27, 1999, except for Note 1 which is dated December 1, 1999

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors
Minimally Invasive Surgery Corporation
Thousand Oaks, CA


We have audited the accompanying consolidated balance sheet of Minimally Invasive Surgery Corporation and Subsidiary as of June 30, 1998, and the related consolidated statements of operations, stockholders' equity and cash flows from inception on March 6, 1998 through June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements audited by us present fairly, in all material respects, the consolidated financial position of Minimally Invasive Surgery Corporation and Subsidiary as of June 30, 1998, and the consolidated results of its operations and its cash flows for the period from inception through June 30, 1998 in conformity with generally accepted accounting principles.

                                     /s/ Pritchett, Siler & Hardy, P.C.

August 17, 1998
Salt Lake City, Utah

                                                               BACKGENESIS, INC.
                                                                AND SUBSIDIARIES

                                                     CONSOLIDATED BALANCE SHEETS

================================================================================

JUNE 30,                                                                                       1999          1998
--------------------------------------------------------------------------------------------------------------------

ASSETS

CURRENT:
  Cash and cash equivalents                                                             $   296,915    $1,929,072
  Restricted cash (Note 9)                                                                  277,500            --
  Accounts receivable, net of allowance for doubtful accounts of
    $291,542 and $-0-                                                                     1,103,498            --
  Other current assets                                                                        3,748            --
--------------------------------------------------------------------------------------------------------------------

         TOTAL CURRENT ASSETS                                                             1,681,661     1,929,072

PROPERTY AND EQUIPMENT, net (Note 5)                                                        266,122         7,341
GOODWILL, net of accumulated amortization of $36,853 and $-0- (Note 3)                    4,385,332            --
OTHER ASSETS                                                                                    783         1,830
--------------------------------------------------------------------------------------------------------------------

                                                                                        $ 6,333,898    $1,938,243
====================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Notes payable to stockholder (Note 7)                                                 $   300,000    $   31,725
  Accounts payable (Note 9)                                                                 297,690        16,867
  Accrued expenses (Note 6)                                                                 464,772         3,796
  Current portion of capital lease obligation (Note 8)                                       14,667            --
--------------------------------------------------------------------------------------------------------------------

         TOTAL CURRENT LIABILITIES                                                        1,077,129        52,388

CAPITAL LEASE OBLIGATION, less current portion (Note 8)                                      54,311            --
DEPOSITS ON STOCK SUBSCRIPTIONS (Note 9)                                                    277,500            --
--------------------------------------------------------------------------------------------------------------------

         TOTAL LIABILITIES                                                                1,408,940        52,388
--------------------------------------------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES (Note 11)

STOCKHOLDERS' EQUITY (Note 9):
  Preferred stock, $.001 par value; 100,000 shares authorized; no
    shares issued and outstanding                                                                --            --
  Common stock, $.001 par value; 20,000,000 shares authorized; 8,363,333 and
    8,133,333 shares issued and outstanding                                                   8,363         8,133
  Additional paid-in capital                                                              6,647,179     1,941,009
  Accumulated deficit                                                                    (1,561,864)      (63,287)
  Common stock receivables (Note 3)                                                        (168,720)           --
--------------------------------------------------------------------------------------------------------------------

         STOCKHOLDERS' EQUITY                                                             4,924,958     1,885,855
--------------------------------------------------------------------------------------------------------------------

                                                                                        $ 6,333,898    $1,938,243
====================================================================================================================

                    SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                                               BACKGENESIS, INC.
                                                                AND SUBSIDIARIES

                                           CONSOLIDATED STATEMENTS OF OPERATIONS
================================================================================


YEAR ENDED JUNE 30,                                                                        1999              1998
--------------------------------------------------------------------------------------------------------------------
NET PATIENT SERVICE REVENUE                                                      $      456,998     $          --
--------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES:
  General and administrative expenses                                                 1,078,507            63,165
  Compensation and benefits                                                             873,962                --
  Rescinded practices net operations (Note 3)                                           262,380                --
  Management and directors' fees (Note 12)                                              142,000                --
  Depreciation and amortization                                                          72,326               122
--------------------------------------------------------------------------------------------------------------------

         Total operating expenses                                                     2,429,175            63,287
--------------------------------------------------------------------------------------------------------------------

LOSS FROM OPERATIONS                                                                 (1,972,177)          (63,287)
--------------------------------------------------------------------------------------------------------------------

OTHER INCOME (EXPENSE):
  Interest expense                                                                       (4,443)               --
  Interest income                                                                        63,401                --
  Loss on sale of securities (Note 4)                                                   (13,964)               --
--------------------------------------------------------------------------------------------------------------------

                                                                                         44,994                --
--------------------------------------------------------------------------------------------------------------------

LOSS BEFORE INCOME TAXES                                                             (1,927,183)          (63,287)

INCOME TAX BENEFIT (Note 10)                                                            428,606                --
--------------------------------------------------------------------------------------------------------------------

NET LOSS                                                                         $   (1,498,577)    $     (63,287)
====================================================================================================================

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING                                  8,215,785         5,463,399

NET LOSS PER COMMON SHARE, BASIC AND DILUTED                                     $         (.18)    $        (.01)
====================================================================================================================

                    SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                                                               BACKGENESIS, INC.
                                                                AND SUBSIDIARIES

                                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

================================================================================


                                               COMMON STOCK          ADDITIONAL    COMMON
                                          ------------------------     PAID-IN     STOCK      ACCUMULATED
                                             SHARES        AMOUNT      CAPITAL   RECEIVABLE     DEFICIT          TOTAL
---------------------------------------------------------------------------------------------------------------------------
INCEPTION, March 6, 1998                         --       $    --   $       --   $       --   $         --   $         --

  Issuance of common stock                    1,000        30,000           --           --             --         30,000

  Record capitalization of Company
    and issuance of common stock
    related to reverse merger between
    Galaxy Ventures, Inc. and Chiu
    Minimally Invasive Spine Surgery,
    Inc. (Note 1)                         6,799,000       (23,200)      23,200           --             --             --

  Sale of common stock, net of
    offering costs (Note 9)               1,333,333         1,333    1,917,809           --             --      1,919,142

  Net loss                                       --            --           --           --        (63,287)       (63,287)
----------------------------------------------------------------------------------------------------------------------------

BALANCE, June 30, 1998                    8,133,333         8,133    1,941,009           --        (63,287)     1,885,855

  Issuance of common stock for
    acquisition of assets of medical
    practices (Note 3)                       80,000            80      199,920           --             --        200,000

  Grant of options for acquisition of
    assets of medical practices
    (Note 3)                                     --            --       44,800           --             --         44,800

  Issuance of common stock for
    acquisition of Valley Pain
    Centers, Inc. (Notes 1 and 3)         1,500,000         1,500    4,498,500           --             --      4,500,000

  Shares to be returned to the
    Company treasury (Note 3)            (1,350,000)       (1,350)       1,350           --             --             --

  Common stock receivable for
    return of shares from
    rescission of acquisition of
    assets of medical practices
    (Note 3)                                     --            --           --     (168,720)            --       (168,720)

  Cancellation of options related to
    rescission of acquisition of
    assets of medical practices
    (Note 3)                                     --            --      (38,400)          --             --        (38,400)

  Net loss                                       --            --           --                  (1,498,577)    (1,498,577)
----------------------------------------------------------------------------------------------------------------------------

BALANCE, June 30, 1999                    8,363,333      $  8,363   $6,647,179   $ (168,720)   $(1,561,864)   $ 4,924,958
============================================================================================================================

                    SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.



YEAR ENDED JUNE 30,                                                                           1999           1998
--------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                                             $(1,498,577)   $   (63,287)
  Adjustments to reconcile net loss to net cash used for operating activities:
    Depreciation and amortization                                                           72,326            122
    Bad debts                                                                              204,542             --
    Loss on sale of marketable debt securities                                              13,964             --
    Gain on rescission of acquisition of assets of medical practices                       (53,941)            --
    Changes in assets and liabilities, net of acquisitions and rescissions:
      Purchase of marketable debt securities                                            (1,911,558)            --
      Proceeds from sale of marketable debt securities                                   1,897,594             --
      Accounts receivable                                                                  213,777             --
      Management fees receivable from medical practices                                   (146,710)            --
      Other current assets                                                                  (3,139)            --
      Other assets                                                                           2,027             --
      Accounts payable                                                                     239,608         12,494
      Accounts payable due to medical practices                                             41,215             --
      Accrued expenses                                                                     413,573          3,796
      Deferred taxes                                                                      (439,000)            --
--------------------------------------------------------------------------------------------------------------------

Net cash used for operating activities                                                    (954,299)       (46,875)
--------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Net cash paid in Valley Pain Centers, Inc. acquisition                                  (616,908)            --
  Purchase of property and equipment                                                      (162,134)        (7,343)
  Cash paid for acquisition of assets of medical practices                                (160,000)            --
--------------------------------------------------------------------------------------------------------------------

Net cash used for investing activities                                                    (939,042)        (7,343)
--------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Deposits on stock subscriptions                                                          277,500             --
  Increase in restricted cash                                                             (277,500)            --
  Payments on capital lease obligation                                                      (7,091)            --
  Proceeds from note payable to stockholders                                               300,000         31,725
  Payments on note payable to stockholder                                                  (31,725)            --
  Payment of offering costs                                                                     --        (78,435)
  Proceeds from common stock issuance                                                           --      2,030,000
--------------------------------------------------------------------------------------------------------------------

Net cash provided by financing activities                                                  261,184      1,983,290
--------------------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                    (1,632,157)     1,929,072

CASH AND CASH EQUIVALENTS, beginning of year                                             1,929,072             --
--------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, end of year                                                 $   296,915     $1,929,072
====================================================================================================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION AND NONCASH INVESTING AND
  FINANCING ACTIVITIES:
  Cash paid for interest during the year                                               $     4,443    $        --
  Acquisition of furniture and equipment through assumption of capital lease
    obligation                                                                         $    76,069    $        --
====================================================================================================================

                    SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

1.      NATURE OF                  BackGenesis, Inc., formerly named Minimally
        ORGANIZATION               Invasive Surgery Corporation, and Galaxy
                                   Ventures, Inc. through its wholly-owned
                                   subsidiaries, Chiu Minimally Invasive Spine
                                   Surgery Medical Centers, Inc. (CMIS) and
                                   Valley Pain Centers, Inc. (VPC) (collectively
                                   "the Company"), is in the business of
                                   acquiring and operating medical practices. At
                                   June 30, 1999, the Company operated pain management clinics located in Virginia. The
                                   Company operates in one business segment.

                                   CORPORATE ORGANIZATION AND REVERSE
                                   ACQUISITION

                                   Galaxy Ventures, Inc. ("Galaxy"), was
                                   organized in 1992, now a Delaware
                                   corporation, had not commenced operations and had 1,800,000 shares of common stock outstanding prior to its merger with CMIS described below.

                                   CMIS was formed under the laws of the State of California on March 6, 1998 and issued 1,000 shares of common stock with a par value of $30 per share. In June 1998, CMIS merged with and into Galaxy. The merger agreement provided for the issuance of 5,000,000 shares of Galaxy's common stock in exchange for all the issued and all the outstanding shares of common stock of CMIS.

                                   Upon the consummation of the merger, the former stockholder of CMIS obtained approximately 67% voting rights of Galaxy. Although CMIS merged into Galaxy, the transaction was accounted for as a purchase of Galaxy by CMIS (a reverse acquisition in which CMIS is considered the acquirer for accounting purposes) since the stockholder of CMIS obtained a majority of the voting rights of Galaxy as a result of this transaction. Accordingly, the historical financial statements of the Company for the periods prior to the time of the merger are those of CMIS. The historical operations and related financial statements of Galaxy were insignificant. Upon the merger with CMIS, Galaxy changed its name to Minimally Invasive Surgery Corporation and had 6,800,000 shares of common stock outstanding. The Company was a development stage company from inception through May 1, 1999, the effective date of its acquisition of Valley Pain Centers, Inc. as described below.

                                   THREE ACQUISITIONS AND RELATED RESCISSIONS

                                   The Company acquired the assets of three medical practices during 1998 through the payment of $160,000 in cash, issuance of 80,000 shares of common stock and 140,000 options. These acquisitions were rescinded in June 1999 as further described in Note 3.

                                   MERGER WITH VALLEY PAIN CENTERS, INC.

                                   Effective May 1, 1999, the Company acquired
                                   Valley Pain Centers, Inc. (VPC), a previously unrelated entity. As described in greater detail in Note 3, the Company acquired all of the outstanding common stock in exchange for 1,500,000 shares of its own common stock and $620,000 cash.

2.      SUMMARY OF                 PRINCIPLES OF CONSOLIDATION
        SIGNIFICANT
        ACCOUNTING                 The consolidated financial statements include
        POLICIES                   the accounts of Minimally Invasive Surgery
                                   Corporation and its wholly-owned
                                   subsidiaries, CMIS and VPC.

                                   All significant intercompany accounts and transactions have been eliminated in consolidation.

                                   CASH AND CASH EQUIVALENTS

                                   The Company considers all short-term
                                   investments with original maturities of three months or less to be cash equivalents.

                                   INVESTMENTS IN MARKETABLE DEBT SECURITIES

                                   The Company records its investments under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). Under SFAS 115, all of the Company's securities are classified as trading securities and are carried at market value, with the resulting unrealized gain or loss reflected in the statement of operations. Market values of the trading securities have been determined using market quotations. The cost of investments sold is determined on the specific identification method.

                                   ACCOUNTS RECEIVABLE

                                   Accounts receivable consists of receivables from patients and third-party payers for medical services provided by the Company. Such amounts are recorded net of estimated contractual adjustments. Contractual adjustments result from the differences between the rates charged by the Company for services performed and the rates allowed by the third-party payers.

                                   PROPERTY AND EQUIPMENT

                                   Property and equipment are stated at cost.
                                   Depreciation expense is provided using the straight-line method over the estimated useful lives of the furniture and equipment. Leasehold improvements are amortized over the shorter of the estimated useful lives or over the remaining lease term.

                                   GOODWILL

                                   The Company amortizes capitalized goodwill on a straight-line method over an estimated useful life of 20 years.

                                   ADVERTISING COSTS

                                   Advertising costs are charged to operations when incurred. Advertising costs charged to operations were $33,164 and $-0- during 1999 and 1998, respectively.

                                   IMPAIRMENT OF LONG-LIVED ASSETS

                                   The Company evaluates impairment of
                                   long-lived assets in accordance with
                                   Statement of Financial Accounting Standards
                                   No. 121, "Accounting for the Impairment of
                                   Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"). SFAS 121 requires impairment losses to be recorded on long-lived assets used in operations and intangible assets when indications of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

                                   REVENUE RECOGNITION

                                   Patient service revenues are recognized when earned and are reported at the estimated realizable amounts from patients, third-party payers (which include managed care providers, commercial insurance carriers, and health maintenance organizations) and others for services rendered. Additionally, the Company participates in agreements with managed care organizations to provide services at negotiated rates or for capitated payments. Provisions for third-party payer adjustments are estimated and recorded in the period in which the services are provided. Any adjustments to the estimated amounts are recorded in the period in which the revised amount is determined.

                                   LOSS PER SHARE

                                   Basic loss per share amounts are computed based upon the weighted-average number of common shares outstanding. Potential common shares are not considered in the calculation of diluted loss per share because their inclusion would be antidilutive. Potential common shares consist of 225,000 options (see
                                   Note 9), 1,800,000 common stock warrants (see
                                   Note 9) and the 1,250,000 shares underlying convertible debentures related to the VPC acquisition contingent consideration (see
                                   Note 3).

                                   CONCENTRATION OF CREDIT RISK

                                   The Company extends credit to patients
                                   covered by insurance programs, governmental programs such as Medicare and Medicaid and private insurers. The Company manages credit risk with the various public and private insurance providers as appropriate. Allowances for uncollectible accounts have been made for potential losses, where appropriate.

                                   USE OF ESTIMATES

                                   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                   FAIR VALUE OF FINANCIAL INSTRUMENTS

                                   The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management. These financial instruments include cash and cash equivalents, accounts receivables, accounts payable, accrued expenses and deposits on stock subscriptions. Fair values were assumed to approximate carrying values for these financial instruments since they are short term in nature and their carrying amounts approximate fair values or they are receivable or payable on demand. The fair values of the Company's notes payable, which approximate their carrying values, are estimated based upon the quoted market prices for the same or similar debt instruments or on the current rates offered to the Company for debt of the same remaining maturities.

                                   RECENT ACCOUNTING PRONOUNCEMENTS

                                   In June 1998, the Financial Accounting
                                   Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 requires companies to recognize all derivative contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of
                                   (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS 133 is effective for all fiscal quarters or fiscal years beginning after June 15, 2000.

                                   Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standard on July 1, 2000 to affect its financial statements.

                                   RISKS AND UNCERTAINTIES

                                   The Company's primary risk and uncertainty is its ability to retain competent physicians capable of performing the required medical procedures and whose skills demonstrate the current trends of pain treatment. In addition, the Company's business may be affected by continuing changes in the health insurance industry such as legislation and changes in health maintenance organizations.

                                   RECLASSIFICATIONS

                                   Certain items have been reclassified in the 1998 financial statements to conform to the 1999 presentation.

3.   ACQUISITIONS                  ACQUISITION OF ASSETS OF MEDICAL PRACTICES

                                   In November and December 1998, the Company acquired certain assets and assumed certain liabilities of three separate medical practices and entered into management agreements with the sellers to provide practice management services. Under the terms of the management agreements, the Company was to receive a percentage of patient billings as a management fee and was required to pay all operating expenses of the practices except for the practicing physicians' salaries.

                                   The acquisitions were recorded under the purchase method of accounting, and the excess of the fair value of net assets acquired over the purchase price was recorded as a reduction of certain long-term assets, which was later reversed upon the rescission of these acquisitions, as discussed below. The aggregate purchase price, and the allocation thereof, of the net assets of the three practices is summarized as follows:

                                  --------------------------------------------------------------------------------
                                  Cash                                                             $    160,000
                                  80,000 shares of Company common stock                                 200,000
                                  Options for 140,000 shares of Company common
                                    stock                                                                44,800
                                  --------------------------------------------------------------------------------
                                  Total consideration paid                                              404,800
                                  --------------------------------------------------------------------------------
                                  Fair value of assets acquired                                         483,185
                                  Less liabilities assumed                                              (76,069)
                                  --------------------------------------------------------------------------------
                                  Net assets acquired                                                   407,116
                                  --------------------------------------------------------------------------------
                                  Excess of net assets acquired over cost                          $      2,316
                                  ================================================================================

                                   The Company's common stock was valued at $2.50 per share, the quoted market price on the date the terms of the acquisitions were agreed to. The value of the stock options were computed at the same date of the grant using the Black-Scholes option-pricing model with the following assumptions: no dividend yield; an expected life of eight years; expected volatility of 71% and risk-free interest rate of 5.75%.

                                   RESCISSION OF THREE ACQUISITIONS

                                   In June 1999, each of the three asset
                                   purchase agreements and the related
                                   management agreements were rescinded.
                                   Pursuant to the rescission agreements, the practice owners were to retain the cash paid to them upon the acquisition, were to return to the Company's treasury 60,000 shares of the Company's common stock (20,000 shares from the original purchase price were retained) and all but 20,000 of the stock options previously issued to the practice owners were canceled. As of June 30, 1999, the 60,000 shares of common stock had not been returned to the Company, and the fair value of these shares, based on the quoted market price on the effective date of the rescission, has been recorded in a contra equity account labeled common stock receivable, in the accompanying consolidated financial statements. In addition, the Company surrendered management fees receivable in the amount of $146,710, returned property and equipment of $50,000, was relieved of the obligation to repay accounts payable to the practices in the amount of $41,215 and reversed the effect of the initial excess of the net assets acquired over the related cost of $2,316. A net gain on the three rescissions in the amount of $53,941 was recognized by the Company.

                                   The Company has combined its revenue,
                                   operating expenses and the related gain on the rescission of these acquisitions in its consolidated statement of operations under the description of rescinded practices net operations, the components to which are as follows:

                                  YEAR ENDED JUNE 30,                                                      1999
                                  --------------------------------------------------------------------------------
                                  Management fee income                                            $    146,710
                                  Operating expenses                                                   (463,031)
                                  --------------------------------------------------------------------------------
                                  Loss from operations                                                 (316,321)

                                  Net gain on rescissions                                                53,941
                                  --------------------------------------------------------------------------------
                                  Rescinded practices net operations                               $   (262,380)
                                  ================================================================================

                                   ACQUISITION OF VALLEY PAIN CENTERS, INC.

                                   Valley Pain Centers, Inc. (f/k/a David S.
                                   Klein, M.D., P.C., a Virginia corporation) is headquartered in Staunton, Virginia and operates four pain management clinics located throughout the state. In September 1998, VPC was acquired by Cyber-Care, Inc. (f/k/a Medical Industries of America, Inc.), an unrelated publicly-owned company. Cyber-Care, Inc. owned and operated VPC as a wholly-owned subsidiary until April 30, 1999.

                                   On April 30, 1999, Cyber-Care, Inc. sold all the outstanding stock of VPC to its former owner, Dr. David S. Klein, and an investor group (collectively "the Interim Owners") for consideration which included cash of $620,000 borrowed under a note payable from the Company and stock of Cyber-Care, Inc. previously held by the Interim Owners.

                                   Effective May 1, 1999, the Company acquired all the outstanding common stock of VPC from the Interim Owners for $4,500,000 consisting of 1,500,000 shares of Company common stock valued at $3.00 per share, the quoted market price on the date the terms of the acquisition were agreed to. The Interim Owners are also entitled to receive up to a maximum $3,750,000 in contingent consideration based on the future earnings of the Company payable in debentures convertible into a minimum of 1,250,000 shares of common stock. Contingent consideration to be issued, if any, will be treated as additional purchase price at the time of the issuance. As of June 30, 1999, the Company had not issued the 1,500,000 shares of common stock to the Interim Owners; however, the accompanying consolidated financial statements have been adjusted to reflect the issuance and related value of these shares.

                                   Simultaneous to the VPC acquisition, the Company, through VPC, assumed the $620,000 note payable from the Interim Owners payable to the Company. The Company recorded the assumption of this liability by VPC to itself as additional purchase price related to the VPC acquisition.

                                   The acquisition was recorded using the
                                   purchase method of accounting. The excess of the purchase price over the fair value of net assets acquired was recorded as goodwill on the Company's balance sheet as follows:

                                  --------------------------------------------------------------------------------
                                  Total consideration paid                                       $    5,120,000
                                  Less fair value of assets acquired                                 (1,225,432)
                                  Liabilities assumed                                                   527,617
                                  --------------------------------------------------------------------------------
                                  Excess of cost over net assets acquired                        $    4,422,185
                                  ================================================================================


                                   The VPC acquisition agreement also provides for a stock price guarantee to the Interim Owners. If the average of the daily closing prices of the Company's common stock for the period from May 7, 2000 through May 6, 2001 is less than $3.00 per share, the Company has agreed to issue additional shares to the Interim Owners sufficient to equal the difference between the 1,500,000 shares and the original $4,500,000 purchase price divided by the average closing price of Company common stock for the period from May 7, 2000 through May 6, 2001.

                                   The VPC acquisition agreement also provides for the return of 1,350,000 shares of the Company's common stock from the Company's founding shareholder. These shares will be canceled upon their return to the Company. The accompanying consolidated financial statements have been adjusted to reflect the cancellation of these shares as of the date of the VPC acquisition.

                                   RETURN OF COMPANY SHARES AFTER YEAR END

                                   Pursuant to an addendum dated July 28, 1999 to the VPC acquisition agreement, the Company's founding shareholder agreed to return an additional 2,251,506 shares of common stock in exchange for total consideration of $10 in cash and contingent warrants to purchase 300,000 shares of Company common stock, the issuance of which is contingent upon the successful recruitment of three physicians by the shareholder, as defined. The Company intends to retire the 2,251,506 shares upon their return to the Company. The warrants have an exercise price of $3 per share and become exercisable ratably over three years and shall expire on the fifth anniversary of the date the warrants become exercisable. In addition, the shareholder entered into an agreement with the Company to restrict the sale of his Company stock for three (3) years. Specifically, the shareholder agreed that no sales or transfers (other than gifts) would be made with respect to his Company stock for a period of one year beginning July 28, 1999. Thereafter, he would be entitled to sale and/or transfer 465,000 shares during the period beginning July 28, 2000 through July 27, 2001, 465,000 shares during the following one year period and the remainder at any time after July 27, 2002.

                                   PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

                                   The following summarized unaudited pro forma consolidated results of operations for the Company, and its subsidiaries, CMIS and VPC, have been prepared as if the acquisition of VPC had occurred at the beginning of the respective periods presented and includes pro forma adjustments for interest, depreciation, amortization and income taxes:

                                  YEAR ENDED JUNE 30,                                       1999           1998
                                  --------------------------------------------------------------------------------
                                  Revenue                                           $  3,338,168   $  3,539,624

                                  Net income (loss)                                 $ (1,194,324)   $   438,250

                                  Net income (loss) per common share - basic and                    $
                                    diluted                                         $       (.14)           .08
                                  ================================================================================

                                   The pro forma consolidated results do not purport to be indicative of results that would have occurred had the acquisitions been in effect for the periods presented, nor do they purport to be indicative of the results that will be obtained in the future.

4.      MARKETABLE                 The Company acquired and disposed of its
        DEBT SECURITIES            portfolio of U.S. Treasury securities
                                   during the year ended June 30, 1999.
                                   The cost, proceeds from the sale and the realized loss is as follows:

                                  YEAR ENDED JUNE 30,                                                      1999
                                  --------------------------------------------------------------------------------
                                  Cost of marketable debt securities                             $    1,911,558
                                  Proceeds from sale of portfolio                                    (1,897,594)
                                  --------------------------------------------------------------------------------

                                  Loss on sale of securities                                     $       13,964
                                  ================================================================================

5.      PROPERTY AND              Property and equipment consist of the
        EQUIPMENT                 following:

                                  JUNE 30,                                   USEFUL LIVES        1999      1998
                                  --------------------------------------------------------------------------------
                                  Furniture and equipment                         5 years   $ 291,987   $ 7,343
                                  Leasehold improvements                          5 years       9,610         -
                                  --------------------------------------------------------------------------------

                                                                                              301,597     7,343
                                  Less accumulated depreciation                                35,475         2
                                  --------------------------------------------------------------------------------

                                                                                            $ 266,122   $ 7,341
                                  ================================================================================

                                   Depreciation and amortization expense related to property and equipment for the years ended June 30, 1999 and 1998 was $35,473 and $122, respectively.

6.      ACCRUED                    As of June 30, 1999 and 1998, the Company had
        EXPENSES                   accrued expenses of $464,772 and $3,796,
                                   respectively, including $250,000 at June 30, 1999 related to a legal settlement with a physician who was terminated by the Company in June 1999. The settlement provides for 12 equal monthly payments and is secured by shares of Company common stock.

7.      NOTES PAYABLE TO           The note payable to stockholder at June 30,
        STOCKHOLDERS               1999 consists of a $300,000
                                   working capital loan from a stockholder and the prior owner of VPC with principal and interest at 10% payable on demand. This note was converted to common stock upon the closing of the Company's private placement in August 1999 (see Note 9).

                                   The note payable to stockholder balance of $31,725 at June 30, 1998 was payable to the founding stockholder on demand and accrued interest at 10% per annum. The entire balance of this note was repaid in 1998.

8.      LEASES                     During 1999, the Company entered into a lease
                                   for computer equipment under an agreement classified as a capital lease with monthly payments of principal and interest of approximately $1,900 payable through August
                                   2004. The equipment was recorded at a cost of $76,069 and had accumulated depreciation and depreciation expense as of and for the year ended June 30, 1999 of $11,410. The lease is collateralized by the underlying piece of equipment. Interest expense on this instrument during the year ended June 30, 1999 totaled $4,443. The interest rate imputed on this lease is 19.33%.

                                   The Company leases office space and equipment with unrelated parties. These leases expire between July 1999 and November 2003. Rent expense for these operating leases for the years ended June 30, 1999 and 1998 was $52,414 and $-0-, respectively.

                                   The Company also leases office space and equipment with certain of its stockholders. These leases expire between June 2003 and November 2023. Included in operating lease commitments below are commitments under these related party leases of $210,816, $206,059, $206,059, $206,059, $68,243, and $1,166,400
                                   for the years ending June 30, 2000 through 2004 and thereafter, respectively. Rent expense under these related party leases totaled $56,178 and $-0- for the years ended June 30, 1999 and 1998, respectively.

                                   Future minimum lease payments under the
                                   capital lease and the operating leases are as follows:

                                                                                          CAPITAL     OPERATING
                                                                                           LEASES        LEASES
                                  --------------------------------------------------------------------------------
                                  2000                                                $    23,000   $   353,000
                                  2001                                                     23,000       300,000
                                  2002                                                     23,000       250,000
                                  2003                                                     23,000       236,000
                                  2004                                                      4,100        93,000
                                  Thereafter                                                   --     1,166,000
                                  --------------------------------------------------------------------------------

                                  Total minimum lease payments                             96,100     2,398,000

                                  Amount representing interest                            (27,122)           --

                                  --------------------------------------------------------------------------------

                                  Present value of net minimum lease payments         $    68,978   $ 2,398,000
                                  --------------------------------------------------------------------------------

9.      STOCKHOLDERS' EQUITY       PREFERRED STOCK

                                   The Company's articles of incorporation
                                   authorizes the issuance of up to 100,000 shares of $.001 par value preferred stock. The Company's Board of Directors has the power, without further action by the common stockholders, to designate rights and privileges to the preferred shares, such as preferences to liquidation, redemption and conversion rights, voting rights and dividends. The Board has taken no action with respect to the preferred shares during the years ended June 30, 1999 or 1998.

                                   SALE OF COMMON STOCK

                                   In June 1998, the Company sold 1,333,333 shares of the Company's common stock for $2,000,000 (or $1.50 per share). Net proceeds from this offering totaled $1,919,142, after deducting offering costs of $80,858.

                                   In May 1999, the Company commenced a private placement of 500,000 shares of the Company's common stock offered at $1.50 per share. As of June 30, 1999, the Company had received a total of $277,500 from subscribers to the private placement and recorded these proceeds as restricted cash and deposits on stock subscriptions in the accompanying consolidated balance sheet. During August 1999, the Company completed the private placement and sold 500,000 shares of the Company's common stock for $750,000, which included the conversion of the $300,000 note payable to stockholder (see Note 7).

                                   COMMON STOCK TO BE ISSUED FOR CONSULTING
                                   SERVICES

                                   The Company entered into a one-year
                                   consulting agreement in December 1998 with an unrelated third party and agreed to pay the consultant in a combination of cash and common stock. On

                                   May 27, 1999, the Company terminated the consulting agreement and agreed to issue 75,000 shares of the Company's common stock valued at $196,875 ($2.625 per share) in complete settlement of its remaining obligation under the agreement. As of August 27, 1999, these settlement shares have not been issued, and a settlement liability of $196,875 was recorded in accounts payable at June 30, 1999.

                                   COMMON STOCK OPTIONS

                                   In June 1998, the Company established the
                                   Minimally Invasive Surgery Corporation Stock
                                   Option Plan (the "Plan") and authorized
                                   500,000 shares of common stock available for grants at the Board of Directors' discretion to officers, directors, employees and consultants. The exercise price per share shall be at least equal to the fair market value of the underlying common stock on the grant date and no option may be exercisable beyond ten years from the date of the grant.

                                   During the year ended June 30, 1998, the Company granted options to purchase 205,000 shares of the Company's common stock to certain employees. The options vest over a period of time and are exercisable through June 2008 at an exercise price of $1.50 per share.

                                   The Company also granted options to purchase
                                   140,000 shares of the Company's common stock in November 1998 related to the acquisition of the assets of three medical practices. All but 20,000 of these options were canceled in June 1999 upon the rescission of each of the three acquisitions.

                                   Changes in options outstanding under the Plan are summarized as follows:

                                                                                                       WEIGHTED-
                                                                                   WEIGHTED-            AVERAGE
                                                                                    AVERAGE          FAIR VALUE OF
                                                                     NUMBER        EXERCISE             OPTIONS
                                                                    OF SHARES        PRICE              GRANTED
                                  --------------------------------------------------------------------------------
                                  BALANCE, March 6, 1998                  --         $   --              $   --
                                    Granted at market                205,000           1.50                0.62
                                  --------------------------------------------------------------------------------

                                  BALANCE, June 30, 1998             205,000           1.50                  --
                                    Granted at market                     --             --                  --
                                  --------------------------------------------------------------------------------

                                  BALANCE, June 30, 1999             205,000         $ 1.50              $   --
                                  ================================================================================

                                   During the year ended June 30, 1999, 25,000 options that were granted in the prior year vested. As of June 30, 1999 and 1998, a total of 155,000 and
                                   130,000 of the outstanding Plan options were exercisable with a weighted-average exercise price of $1.50 per share for both years, respectively. As of June 30, 1999, the Plan options outstanding have a weighted-average remaining contractual life of 9.0 years.

                                   The Company applies APB 25, "Accounting for
                                   Stock Issued to Employees," and related
                                   interpretations in accounting for options issued. Under APB Opinion 25, compensation expense is recorded for the difference between the grant price and the fair market value only if options are granted or extended at exercise prices less than fair market value.

                                   Statement of Financial Accounting Standards
                                   No. 123 ("SFAS 123") "Accounting for
                                   Stock-Based Compensation," requires the
                                   Company to provide pro forma information regarding net income and earnings per share as if compensation cost of the Company's stock options had been determined in accordance with the fair value based method prescribed in SFAS 123. The Company estimated the fair value of each stock option at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants during the years ended June 30, 1999 and 1998, respectively:

                                      o     No dividend yield for both years

                                      o     Volatility of 71% and 0%

                                      o     Risk-free interest rates of 5.75%
                                            and 5.316%

                                      o     Expected lives of ten years for
                                            employee stock options and eight
                                            years for options granted pursuant
                                            to the practice asset acquisitions,
                                            for both years

                                   The Company's net loss and loss per share for the years ended June 30, 1999 and 1998 would be as follows under the accounting provisions of SFAS 123:

                                  YEAR ENDED JUNE 30,                                      1999             1998
                                  --------------------------------------------------------------------------------
                                  Net loss                                       $   (1,514,077)    $   (116,483)

                                  Net loss per share                             $        (0.18)    $      (0.02)
                                  ================================================================================

                                   Changes in nonplan options are summarized as follows:



                                                                                                       WEIGHTED-
                                                                                   WEIGHTED-            AVERAGE
                                                                                    AVERAGE          FAIR VALUE OF
                                                                     NUMBER        EXERCISE             OPTIONS
                                                                    OF SHARES        PRICE              GRANTED
                                  --------------------------------------------------------------------------------
                                  --------------------------------------------------------------------------------

                                  BALANCE, July 1, 1998                   --         $   --               $  --
                                    Granted at market                140,000           3.50                0.32
                                    Canceled                        (120,000)          3.50                  --
                                  --------------------------------------------------------------------------------

                                  BALANCE, June 30, 1999              20,000         $ 3.50               $  --
                                  ================================================================================

                                   As of June 30, 1999, all of the options
                                   granted outside of the Plan are exercisable at $3.50 per share and have a remaining contractual life of 7.3 years.

                                   COMMON STOCK WARRANTS

                                   The Company granted warrants to purchase
                                   1,800,000 shares of its common stock at an exercise price of $3.00 per share pursuant to the June 1998 reverse merger with Galaxy. The warrants expire on June 30, 2000.

10.     INCOME TAXES               The Company accounts for income taxes on the
                                   liability method. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and the tax bases of assets and liabilities. Measurement of deferred income tax is based on enacted tax rates and laws that will be in effect when the differences are expected to reverse, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized. The Company uses the cash basis method of accounting for income tax reporting purposes.

                                  The components of income tax expense
                                  (benefit) are as follows:


                                  YEAR ENDED JUNE 30,                                      1999            1998
                                  --------------------------------------------------------------------------------
                                  Current:
                                    Federal                                         $        --      $       --
                                    State                                                10,394              --
                                  --------------------------------------------------------------------------------
                                                                                         10,394              --
                                  --------------------------------------------------------------------------------
                                  Deferred:
                                    Federal                                            (375,000)             --
                                    State                                               (64,000)             --
                                  --------------------------------------------------------------------------------
                                                                                       (439,000)             --
                                  --------------------------------------------------------------------------------
                                  Income tax benefit                                $  (428,606)     $       --
                                  ================================================================================

                                  The components of deferred tax assets and liabilities are as follows:

                                  JUNE 30,                                                   1999          1998
                                  --------------------------------------------------------------------------------
                                  Deferred tax assets:
                                    Property and equipment                           $      7,000    $        -
                                    Accrued expenses                                       96,000             -
                                    Accounts payable                                       25,000             -
                                    Net operating loss carryforward                       630,000        21,500
                                  --------------------------------------------------------------------------------
                                  Gross deferred tax assets                               758,000        21,500

                                  Valuation allowance                                    (318,000)      (21,500)
                                  --------------------------------------------------------------------------------
                                  Total deferred tax assets                               440,000             -
                                  --------------------------------------------------------------------------------
                                  Deferred tax liabilities:
                                    Accounts receivable                                  (440,000)            -
                                  --------------------------------------------------------------------------------
                                  Total deferred tax liabilities                         (440,000)            -
                                  --------------------------------------------------------------------------------
                                  Net deferred tax asset (liability)                 $          -    $        -
                                  ================================================================================

                                  The Company's valuation allowance increased by $296,500 and $21,500 during the years ended June 30, 1999 and 1998, respectively. The Company has recorded a valuation allowance to state its deferred tax assets at estimated net realizable value due to the uncertainty related to realization of these assets through future taxable income.

                                  The amounts shown for income taxes in the statements of operations differ from amounts that would be derived from computing income taxes at federal statutory rates. The following is a reconciliation of those differences:

                                  YEAR ENDED JUNE 30,                                      1999         1998
                                  -------------------------------------------------------------------------------
                                  Income taxes at federal statutory rates                  (34%)        (34%)
                                  State income taxes, net of federal benefit                (5%)         (5%)
                                  Net operating loss with no tax benefit                    17%          39%
                                  -------------------------------------------------------------------------------
                                  Income taxes at effective rates                          (22%)         --%
                                  ===============================================================================

                                   The unused portion of the Company's
                                   approximate operating loss carryforwards will expire as follows:

                                  YEAR OF EXPIRATION
                                  --------------------------------------------------------------------------------
                                  2018                                                            $      63,000
                                  2019                                                                1,500,000
                                  --------------------------------------------------------------------------------
                                                                                                  $   1,563,000
                                  ================================================================================

11.     COMMITMENTS                INSURANCE
        AND
        CONTINGENCIES              The Company is insured with respect to
                                   medical malpractice risks on a claims-made basis. Accordingly, coverage relates only to claims made during the policy term.
                                   Historically, any claims paid have been
                                   within the insurance policy limits.
                                   Management is not aware of any claims against it which might have a material impact on the Company's financial position or results of operations.

                                   LITIGATION

                                   The Company is subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the amount of potential liability with respect to these actions will not materially affect the Company's financial position or results of operations.

                                  EMPLOYMENT AGREEMENTS

                                  As of June 30, 1999, the Company has
                                  employment agreements with one of its
                                  officers and one physician. The officer's agreement provides for the payment of salary through May 2002. The physician's agreement was set to expire in August 1999 and provided for the payment of a percentage of cash receipts on practice patient billings. Subsequent to June 30, 1999, the physician's employment agreement was terminated, and the Company entered into an employment agreement with a new physician which provides for a salary to be paid through July 2004.

12.     RELATED PARTY             Significant related party transactions and
        TRANSACTIONS              balances not previously disclosed include
                                  management fees totaling $42,000 paid during the year ended June 30, 1999 to an entity controlled by one of the Company's stockholders under a month-to-month agreement. In addition, the Company paid director fees totaling $100,000 to the founding shareholder during the year ended
                                  June 30, 1999.

13.     SUPPLEMENTAL CASH         The following is a summary of the noncash
        FLOW INFORMATION          transactions related to the acquisition of
                                  three medical practices described in Note 3:

                                  YEAR ENDED JUNE 30,                                                      1999
                                  --------------------------------------------------------------------------------
                                  Accounts receivable acquired                                        $ 319,411
                                  Property and equipment acquired                                        87,705
                                  Excess of fair value of assets acquired over consideration paid        (2,316)
                                  --------------------------------------------------------------------------------
                                  Assets acquired from acquisitions                                     404,800
                                  --------------------------------------------------------------------------------
                                  Common stock issued                                                   200,000
                                  Options for common stock granted                                       44,800
                                  --------------------------------------------------------------------------------
                                  Total noncash consideration paid on acquisitions                      244,800
                                  --------------------------------------------------------------------------------
                                  Net cash paid for acquisitions of assets of medical practices       $ 160,000
                                  ================================================================================

                                   The following is a summary of the noncash transactions related to the rescission of the acquisition of the three medical practices described in Note 3:

                                  --------------------------------------------------------------------------------
                                  Fair market value of common stock to be returned                    $ 168,720
                                  Options for common stock canceled                                      38,400
                                  --------------------------------------------------------------------------------
                                  Total noncash consideration received upon rescissions                 207,120
                                  --------------------------------------------------------------------------------
                                  Accrued management fees receivable surrendered                        146,710
                                  Property and equipment surrendered                                     50,000
                                  Reversal of excess of fair value of assets acquired over
                                    consideration paid                                                   (2,316)
                                  Accounts payable to practices forgiven                                (41,215)
                                  --------------------------------------------------------------------------------
                                  Net noncash assets surrendered upon rescissions                       153,179
                                  --------------------------------------------------------------------------------
                                  Gain on rescission recognized                                       $  53,941
                                  ================================================================================

                                   The following is a summary of noncash
                                   transactions related to the VPC acquisition disclosed in Note 3:

                                  YEAR ENDED JUNE 30,                                                      1999
                                  --------------------------------------------------------------------------------
                                  Common stock to be issued                                         $(4,500,000)
                                  Accounts receivable acquired                                        1,202,406
                                  Other current assets acquired                                             609
                                  Property, plant and equipment acquired                                 18,346
                                  Goodwill acquired                                                   4,422,185
                                  Other assets acquired                                                     979
                                  --------------------------------------------------------------------------------
                                  Total noncash acquisition of assets                                 1,144,525
                                  --------------------------------------------------------------------------------
                                  Accounts payable assumed                                              (41,214)
                                  Accrued liabilities assumed                                           (47,403)
                                  Deferred tax liability assumed                                       (439,000)
                                  --------------------------------------------------------------------------------
                                  Total noncash assumption of liabilities                              (527,617)
                                  --------------------------------------------------------------------------------
                                  Net cash paid (net of cash acquired of $3,092)                    $   616,908
                                  ================================================================================

14.     SUBSEQUENT EVENTS          LETTER OF INTENT TO ACQUIRE MEDICAL PRACTICE

                                   During July 1999, the Company executed a good faith letter of intent to acquire Advanced Orthopedics of South Florida, Inc. ("AOSF"). The provisions of the letter of intent call for the Company to purchase all of the outstanding common stock of AOSF in exchange for $1,500,000 consisting of cash of $1,125,000 and Company common stock valued at $375,000 based on a quoted market value of $3.50 per share. In addition, the former owners of AOSF may be entitled to receive up to $1,500,000 in additional consideration based on the future earnings of AOSF. The contingent payments are to be comprised of 75% Company common stock and 25% cash. The acquisition of AOSF will be accounted for by the Company under the purchase method of accounting. Any contingent payments to be paid will be classified as additional purchase price in the period of occurrence.

                                   The letter of intent also contains provisions for a five-year employment agreement with a physician currently employed by AOSF. Terms of the employment agreement provide for an annual salary of $500,000 per year plus incentives based on AOSF net income, as defined.

                                   Negotiations to finalize this acquisition have continued into August 1999, and a binding contract had not been executed as of August 27, 1999.

                                   WARRANTS ISSUED FOR CONSULTING SERVICES

                                   In July 1999, the Company entered into two management consulting agreements with an unrelated third-party consultant.

                                   The first agreement, which expires in June
                                   2004, provides for the payment of fees to the consultant based on the number of medical procedures performed by VPC, as defined in the agreement.

                                   Under the second agreement, the consultant is to provide certain management advisory services to VPC during the three months ended September 30, 1999. The consultant is to be paid $45,000 in cash and be granted warrants to purchase 45,000 shares of the Company's common stock.

                                   The warrants will have an exercise price of $3 per share and are exercisable through the third anniversary of the date of grant. The fair market value of the warrants will be charged to the Company's operations during the year ended June 30, 2000.

(b) Pro Forma financial information:

BackGenesis, Inc. Pro Forma Combined Financial Statements

The following unaudited pro forma combined financial statements of the Registrant include the historical financial statements of BackGenesis, Inc. (former named Minimally Invasive Surgery Corporation) for the fiscal year ended June 30, 1999, the historical financial statements of Valley Pain Centers, Inc. and its predecessor David S. Klein, M.D., P.C. for the year ended December 31, 1998 and the year then ended and the unaudited interim financial statements of Valley Pain Centers, Inc. for the four months ended April 30, 1999 and the application of pro forma adjustments to those financial statements to reflect the transaction described in Item 1 which gives effect to this transaction as if it had occurred as of July 1, 1998.

A purchase price of $5,120,000 was computed by adding the value of the 1,500,000 shares of BackGenesis, Inc.'s common stock of $4,500,000 issued to the stockholders of Valley Pain Centers, Inc. and cash of $620,000 to the former stockholders of Valley Pain Centers, Inc. The purchase price was then allocated to the assets purchased and liabilities assumed based upon the fair values at the date of transaction. The excess of the purchase price over the fair value of the net assets acquired totaled $4,422,185 and has been recorded as goodwill that will be amortized on a straight-line basis over 20 years.

The historical consolidated balance sheet of BackGenesis, Inc. and subsidiaries as of June 30, 1999 included at F-4 gives effect to the Merger. Therefore, a pro forma combined balance sheet is not presented herein.

The pro forma combined financial statements are derived from, and should be read in conjunction with, the companies' historical financial statements set forth herein. The pro forma combined financial statements do not purport to be indicative of the results of operations or financial position which would have actually been reported had the transaction been consummated on the dates indicated, or which may be reported in the future.

                                         Historical                           Pro Forma
                                          6/30/99        6/30/99
                                      BackGenesis (1)      VPC        Adjustments     As Adjusted
Net patient service
  revenues                                 456,998     3,338,168      (456,998)(4)    3,338,168
Operating expenses:
  General and administrative expenses    1,078,507       808,318      (181,974)(4)    1,704,851
  Compensation and benefits                873,962     1,794,102      (470,256)(4)    2,197,808
 Rescinded practices net
  operations                               262,380            --            --          262,380
 Management and directors' fees            142,000       554,098            --          696,098
                                                                               (2)
 Depreciation and amortization              72,326        75,682       116,313 (4)      264,321
        Total operating expenses         2,429,175     3,232,200      (535,917)       5,125,458
Income (loss) from
  operations                            (1,972,177)      105,968        78,919       (1,787,290)

Other income (expense):
 Interest expense                           (4,443)      (12,243)           --          (16,686)
 Interest income                            63,401           881          (666)(4)       63,616
 Loss on sale of securities                (13,964)           --            --          (13,964)
                                            44,994       (11,362)         (666)          32,966

Income (loss) before
  taxes on income                       (1,927,183)       94,606        78,253       (1,754,324)

Income tax benefit                                                             (3)
  (expense)                                428,606        (4,755)      136,149 (4)      560,000

Net income (loss)
  available to common
  stockholders                          (1,498,577)       89,851       214,402        (,194,324)

Loss per share, basic and
  diluted                                    (0.18)          .01                          (0.14)

Weighted average common
shares outstanding,
  basic and diluted                      8,215,785     8,215,785       124,932(5)     8,340,717


(1)  Amounts based on year end financial statements of BackGenesis, Inc.

(2) Adjustment to record amortization expense related to the goodwill recorded on the VPC acquisition as if the acquisition occurred on July 1, 1998.

(3) To reverse the effect on deferred income tax expense relating to the termination of the VPC S-election on August 31, 1998, as the pro forma financial statements assume the termination occurred on June 30, 1998.

(4) Reverse the results of operations of VPC for the two months ended June 30, 1999 in which VPC was a wholly-owned subsidiary of BackGenesis. These amounts are included in (1).

(5) Change in weighted average number of shares as if the VPC acquisition occurred on July 1, 1998.

BACKGENESIS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
UNAUDITED
September 30, 1999



Assets

Current:
  Cash and cash equivalents                               $   273,834
  Accounts receivable, net of allowance for doubtful
   accounts of $291,542                                       958,268
  Other current assets                                          5,600

  Total current assets                                      1,237,702

Property and equipment, net                                   255,252
Goodwill, net of amortization of $92,129                    4,330,055
Other assets                                                       --

                                                          $ 5,823,009

Liabilities and Stockholders' Equity

Current Liabilities:
  Notes payable to stockholder                            $    66,244
  Accounts payable                                            253,458
  Accrued expenses                                            329,481
  Current portion of capital lease obligation                  14,537

    Total current liabilities                                 663,720

Capital lease obligation, less current portion                 51,119

    Total liabilities                                         714,839

Stockholders' equity:
  Preferred stock, $.001 par value; 100,000 shares
    authorized, no shares
    issued and outstanding                                         --
  Common stock, $.001 par value; 20,000,000 shares
    authorized; 6,687,627 shares issued and outstanding         6,687
  Additional paid-in capital                                7,707,160
  Accumulated deficit                                      (2,436,957)
  Common stock receivables                                   (168,720)
    Stockholders' equity                                    5,108,170

                                                          $ 5,823,009

BACKGENESIS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
UNAUDITED

Quarter Ended September 30, 1999

Net patient revenue                                    $   406,080

Operating expenses:
  General and administrative expenses                      562,143
  Compensation and benefits                                469,336
  Depreciation and amortization                             69,305

    Total operating expenses                             1,100,784

Loss from operations                                      (694,704)

Other income (expense):
  Interest expense                                          (4,483)
  Interest on beneficial conversion feature of
    shareholder loan                                      (180,000)
  Interest income                                            4,094

                                                          (180,389)

Loss before income taxes                                  (875,093)

Income tax benefit                                              --

Net loss                                               $  (875,093)

Weighted average number of common shares outstanding     7,160,072

Net loss per common share, basic and diluted           $     (0.12)

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                    UNAUDITED

                                                       Common Stock           Additional
                                                  ------------------------      Paid In    Accumulated   Common Stock     Total
                                                    Shares       Amount         Capital      Deficit       Receivable     Equity
-----------------------------------------------------------------------------------------------------------------------------------
 Inception, March 6, 1998                              1,000   $    30,000    $        --   $        --   $        --   $    30,000
 Record capitalization of Company and issuance
   of stock related to reverse merger between
   Galaxy Ventures, Inc. and Chiu
   Minimally Invasive Spine Surgery, Inc.          6,799,000       (23,200)        23,200                                        --
 Sale of common stock, net of offering costs       1,333,333         1,333      1,917,809                                 1,919,142
 Net loss                                                                                       (63,287)                    (63,287)
-----------------------------------------------------------------------------------------------------------------------------------
 Balance, June 30, 1998                            8,133,333         8,133      1,941,009       (63,287)           --     1,885,855
 Issuance of common stock for acquisition of
   assets of medical practices                        80,000            80        199,920                                   200,000
 Grant of options for acquisition of assets
   of medical practices                                   --            --         44,800                                    44,800
 Issuance of common stock for acquisition of
   Valley Pain Centers, Inc.                       1,500,000         1,500      4,498,500                                 4,500,000
 Shares to be returned to Company treasury        (1,350,000)       (1,350)         1,350                                        --
 Common stock receivable for return of
    shares from recission of acquisition of
   assets of medical practices                            --            --             --            --      (168,720)     (168,720)
 Cancellation of options related to
   recission of acquisition of assets of
   medical practices                                      --            --        (38,400)

 Net income (loss)
                                                          --            --             --    (1,498,577)           --    (1,498,577)
-----------------------------------------------------------------------------------------------------------------------------------
 Balance, June 30, 1999                            8,363,333         8,363      6,647,179    (1,561,864)     (168,720)    4,924,958

 Shares to be returned to Company treasury        (2,251,506)       (2,252)         2,252

 Issuance of 500,800 shares of common
   stock in $750k private placement less
   offering costs of $69,770, 8/4/99
   plus the beneficial conversion of debt
   security                                          500,800           501        860,929                                   861,430

 Issuance of stock to Worldwide Finance
  75,000 shares of common, 8/4/99                     75,000            75        196,800                                   196,875


 Net income (loss)                                                                             (875,093)                   (875,093)
-----------------------------------------------------------------------------------------------------------------------------------

 Balance, September 30, 1999                     $ 6,687,627   $     6,687    $ 7,707,160   $(2,436,957)  $  (168,720)  $ 5,108,170
-----------------------------------------------------------------------------------------------------------------------------------

                       BACKGENESIS, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    UNAUDITED

Quarter ended September 30,                                                             1,999
Cash flows from operating activities:                                             $  (875,093)
   Net loss
   Adjustments to reconcile net loss to net cash used for operating activities:
     Depreciation and amortization                                                     66,147
     Changes in assets and liabilities, net of acquisitions and recissions:
        Accounts receivable                                                           145,230
        Other current assets                                                           (1,852)
        Other assets                                                                      783
        Accounts payable                                                              (44,232)
        Accrued expenses                                                             (135,291)

Net cash used for operating activities                                               (844,308)

Cash flow from investing activities:
   Purchase of property and equipment                                                      --

Net cash used for investing activities                                                     --

Cash flows from financing activities:
   Deposits on stock subscriptions                                                   (277,500)
   Decrease in restricted cash                                                        277,500
   Payment on capital lease obligation                                                 (3,322)
   Proceeds from note payable to stockholder                                           66,244
   Payments on note payable to stockholder                                           (300,000)
   Proceeds from common stock issuance                                              1,058,305

Net cash provided by financing activities                                             821,227

Net increase (decrease) in cash and cash equivalents                                  (23,081)

Cash and cash equivalents, beginning of period                                        296,915

Cash and cash equivalents, end of period                                          $   273,834

Supplemental disclosure of cash flow information and noncash investing and financing activities:
    Cash paid for interest during period                                          $     4,483


BackGenesis, Inc. Combined Financial Statements
Footnotes to Quarter Ended September 30, 1999

Summary of Significant Accounting Policies

         Basis of Presentation

         The unaudited consolidated financial statements have been prepared in conformity with instructions to Form 10-SB and therefore do not include all the information and footnotes required by generally accepted accounting principals for complete financial statements. Certain items included in these statements are based upon management estimates. In the opinion of management, the accompanying financial statements contain all adjustments (consisting of normal recurring adjustments) necessary for fair presentation. The results of operations for the three months ended September 30, 1999 are not necessarily indicative of the operating results expected for the fiscal year ending June 30, 2000. These financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-SB for the year ended June 30, 1999. See Note 1 to those financial statements for a discussion of the merger with Valley Pain Centers, Inc.

         Principles of Consolidation

         The consolidated financial statements include the accounts of BackGenesis, Inc. and its wholly-owned subsidiaries (the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

         Recent Accounting Pronouncements

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 requires companies to recognize all derivative contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designed as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS 133, as amended by SFAS 137, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000.

Historically, the Company has not entered into derivative contracts to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standard on July 1, 2000 to affect its financial statements.

In June 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 requires costs of start-up activities and organizational costs, as defined, to be expensed as incurred. The Company will adopted this SOP on July 1, 1998, and, as a result, will expensed the carrying value of its organization costs whose net book value was approximately $1,830 as of June 30, 1998.

         Net Income (Loss) Per Common Share

         Basic EPS is calculated by dividing the income (loss) available to common shareholders by the weighted average number of shares outstanding for the period without consideration for potential common shares. Potential common shares were not included for the three months ended September 30, 1999 since their effects are antidilutive under the treasury stock method for options and warrants and if-converted method for convertible preferred stock.

         Name Change

         On November 5, 1999 the shareholders of the Company approved a resolution of the Company's Board of Directors to change the Company's name from Minimally Invasive Surgery Corporation to BackGenesis, Inc.

         Resignation of Officers

         In conjunction with the merger with VPC, Messrs. Rogers W. Kirven, Jr. and Dr. David S. Klein were elected to the Company's Board of Directors and Mr. Kirven was retained by the Company as its chief executive officer. In November 1999, Messrs. Kirven resigned as a director and officer of the Company to pursue other business interests. In November 1999, Mr. Jere Palazzolo who had been elected as a director and retained by the Company to act as its president following the CMIS acquisition agreed to resign his director and officer positions. The remaining Board of Directors in accordance with its bylaws elected Rick Capozza and Anthony T. Yeung, MD to serve as replacement directors and entered into an agreement with Dr. Davis S. Klein to serve as the Company's interim chief executive officer and president. In December 1999, George Sheldon, CFO, Treasurer and Secretary resigned these positions. Effective November 5, 1999 the Company and Mr. Palazzolo entered into a Termination Agreement with respect to Mr. Palazzolo's employment. Pursuant to the terms of the Termination Agreement, the Company agreed to continue to compensate Mr. Palazzolo in accordance with the terms of his employment agreement until such time as the Company is able to buy out Mr. Palazzolo's agreement. To that end, the Company agreed that in the event of an equity raise in excess of $800,000, it would pay Mr. Palazzolo a lump sum amount equal to his salary for the remaining term of his employment agreement.

         Effective with the acquisition of VPC, Rogers W. Kirven, Jr. agreed, pursuant to an oral agreement with the Company, to serve as the Chief Executive Officer of the Company at an annual salary of $150,000 plus customary benefits. Effective November 5, 1999 Mr. Kirven resigned as a Director and President of the Company to pursue other business interests. The Company agreed to pay Mr. Kirven two (2) months salary as severance.

         Consulting Agreements

         The Company entered into an agreement with Cloverleaf Capital Advisors, LLC, a merchant banking and mergers and acquisitions firm, in September, 1999. The agreement calls for Cloverleaf to provide merger, acquisition and financial services to the Company. Cloverleaf is paid based upon performance with a minimum draw of $50,000 per month. The initial term of the agreement with Cloverleaf is six months, with the option to renew for additional six month periods. Accordingly, the initial agreement expires on February 28, 2000 unless renewed or extended.

         The Company entered into a 3 month agreement in June 1999 with RMG, Inc. The agreement calls for RMG to provide a study of the practices of VPC. RMG was paid $45,000 over three months ending September 1999. In addition, RMG was granted 45,000 options on July 15, 1999 to purchase stock with an exercise price of $3.00 expiring July 15, 2001.

         Subsequent Events

         On October 14, 1999 the Company settled a litigation with Dale A. Stinespring for $17,500. The settlement releases the Company of any further liability.

         David S. Klein, CEO, entered into a lease agreement with American Express Equipment Finance in the original principal amount of $250,000 and with Rockford Industries, Inc. in the principal amount of $76,000. In December 1999, the Company assumed the liabilities of these leases. In consideration for Dr. Klein's continued personal guarantee of these leases, the Company granted him options on July 30,1999 to purchase 19,760 shares at $2.50 per share with a 5 year expiration and on November 4, 1999 to purchase 65,000 shares at $1.25 per share with a 5 year expiration. Further, Dr. Klein will receive the same options for any additional leases and/or notes in which he is the guarantor.

         On or about November 22, 1999, VPC and Dr. David S. Klein received a letter of inquiry from Trigon Blue Cross Blue Shield ("Trigon"), a third party payor representing approximately 15 percent of the Company's billings. The Trigon letter indicated that Trigon had identified at least six (6) significant issues of concern which according to their analysis amounted to a quantified estimate (extrapolated based on a limited sample of transactions) of overpayment equaling approximately $618,000. The letter also stated that Trigon had identified other issues of concern for which there was insufficient information to determine an estimate overpayment, if any. While no assurance can be given at this time, the Company does not believe, based upon its initial investigation, it has any liability with respect to this matter. Both Trigon and the Company recognize that their respective findings and analysis are preliminary and that additional information is needed to conclude this matter. Trigon and the Company have agreed to work together to resolve these issues in an expedient manner.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors of Minimally Invasive Surgery Corporation
(The acquirer of Valley Pain Centers, Inc. in an acquisition dated May 1, 1999)


We have audited the accompanying balance sheet of Valley Pain Centers, Inc. (a wholly-owned subsidiary of Medical Industries of America) ("Successor Company") as of December 31, 1998, and the related statements of operations, stockholder's equity and cash flows for the period from the commencement of operations (September 1, 1998) through December 31, 1998, and the statements of operations, stockholder's equity and cash flows of David S. Klein, M.D., P.C. ("Predecessor Company" as described in Note 1 of the notes to financial statements) for the period from January 1, 1998 to August 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Successor Company financial statements referred to above present fairly, in all material respects, the financial position of Valley Pain Centers, Inc. as of December 31, 1998, and the results of its operations and its cash flows the period from the commencement of operations (September 1, 1998) through December 31, 1998 in conformity with generally accepted accounting principles. Furthermore, in our opinion, the Predecessor Company financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of the Predecessor Company for the period from January 1, 1998 to August 31, 1998 in conformity with generally accepted accounting principles.

As discussed in Note 1 of the notes to financial statements, the Successor Company purchased assets and assumed certain liabilities of the Predecessor Company on August 31, 1998, in a business combination accounted for as a purchase. As a result, the financial statements of the Successor Company are presented on a new basis of accounting from the financial statements of the Predecessor Company and, therefore, are not comparable.


                                BDO Seidman, LLP

Orlando, Florida
August 10, 1999

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To David S. Klein, M.D., P.C.


We have audited the accompanying balance sheet of David S. Klein, M.D., P.C. (a Virginia corporation) as of December 31, 1997, and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of David S. Klein, M.D., P.C. as of December 31, 1997, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


                               Arthur Andersen LLP


Atlanta, Georgia
August 20, 1998

DECEMBER 31,                                                                                   1998          1997
--------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT:
  Cash and cash equivalents                                                              $    6,111    $   63,151
  Marketable equity securities (Note 3)                                                          --        68,614
  Accounts receivable, net of allowance for doubtful
    accounts of $87,000 and $167,000 (Note 5)                                             1,062,485     1,132,487
  Due from related party                                                                         --        35,000
  Other current assets                                                                           --         8,760
--------------------------------------------------------------------------------------------------------------------

         TOTAL CURRENT ASSETS                                                             1,068,596     1,308,012

PROPERTY AND EQUIPMENT, net (Note 4)                                                         19,885        30,736

DEFERRED INCOME TAXES (Note 7)                                                               11,000            --

GOODWILL, net of accumulated amortization of $25,488 and $-0- (Note 1)                    1,503,839            --

OTHER ASSETS                                                                                     --         8,450
--------------------------------------------------------------------------------------------------------------------

                                                                                         $2,603,320    $1,347,198
====================================================================================================================

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:
  Note payable (Note 5)                                                                  $  345,433    $       --
  Note payable to related party (Note 6)                                                          -        84,933
  Accounts payable                                                                           44,761        38,060
  Accrued expenses                                                                           81,464         9,906
  Income taxes payable to parent (Note 7)                                                    74,755            --
  Due to related party (Note 9)                                                             188,496            --
  Deferred income taxes (Note 7)                                                            380,000            --
--------------------------------------------------------------------------------------------------------------------

         TOTAL CURRENT LIABILITIES                                                        1,114,909       132,899

COMMITMENTS AND CONTINGENCIES (Note 8)

STOCKHOLDER'S EQUITY:
  Common stock, $10 par value; 2,500 shares authorized; 10 shares issued and
    outstanding                                                                                 100           100
  Additional paid-in capital                                                              1,379,507         8,048
  Retained earnings                                                                         108,804     1,206,151
--------------------------------------------------------------------------------------------------------------------

         STOCKHOLDER'S EQUITY                                                             1,488,411     1,214,299
--------------------------------------------------------------------------------------------------------------------

                                                                                         $2,603,320    $1,347,198
====================================================================================================================

                                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                                       VALLEY PAIN CENTERS, INC.
              (A WHOLLY-OWNED SUBSIDIARY OF MEDICAL INDUSTRIES OF AMERICA, INC.)

                                                        STATEMENTS OF OPERATIONS

================================================================================



                                                                          YEAR ENDED DECEMBER 31,
                                                           ---------------------------------------------------------
                                                                         1998
                                                           ----------------------------------
                                                                  FROM             TO
                                                                SEPTEMBER 1,    AUGUST 31,              1997
                                                               (SUCCESSOR)    (PREDECESSOR)         (PREDECESSOR)
--------------------------------------------------------------------------------------------------------------------
NET PATIENT SERVICE REVENUES                                   $    710,350    $   2,606,300        $   3,340,572
--------------------------------------------------------------------------------------------------------------------

OPERATING EXPENSES:
  Compensation and benefits                                         229,493        1,300,883            1,851,755
  General and administrative expenses                               228,196          519,304              809,106
  Management fees (Note 9)                                                -          754,098                    -
  Bad debt expense                                                   23,862           51,143              201,600
  Depreciation and amortization                                      26,833            5,071               11,680
--------------------------------------------------------------------------------------------------------------------

         Total operating expenses                                   508,384        2,630,499            2,874,141
--------------------------------------------------------------------------------------------------------------------

INCOME (LOSS) FROM OPERATIONS                                       201,966          (24,199)             466,431
--------------------------------------------------------------------------------------------------------------------

OTHER INCOME (EXPENSE):
  Interest expense                                                   (3,535)          (2,288)             (14,349)
  Other, net                                                          1,128            7,115               10,267
--------------------------------------------------------------------------------------------------------------------

                                                                     (2,407)           4,827               (4,082)
--------------------------------------------------------------------------------------------------------------------

INCOME (LOSS) BEFORE INCOME TAXES                                   199,559          (19,372)             462,349

INCOME TAX EXPENSE (Note 7)                                         (90,755)        (353,000)                   -
--------------------------------------------------------------------------------------------------------------------


NET INCOME (LOSS)                                              $    108,804    $    (372,372)       $     462,349
--------------------------------------------------------------------------------------------------------------------

                                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                                       VALLEY PAIN CENTERS, INC.
              (A WHOLLY-OWNED SUBSIDIARY OF MEDICAL INDUSTRIES OF AMERICA, INC.)

                                              STATEMENTS OF STOCKHOLDERS' EQUITY

================================================================================

                                                            COMMON STOCK         ADDITIONAL
                                                       ------------------------   PAID-IN         RETAINED
                                                         SHARES       AMOUNT      CAPITAL         EARNINGS         TOTAL
------------------------------------------------------------------------------------------------------------------------------
                 PREDECESSOR COMPANY
                 -------------------

BALANCE, January 1, 1997                                   10         $  100    $     8,048      $   892,538    $   900,686
  Dividend payments                                        --             --             --         (148,736)      (148,736)

  Net income                                               --             --             --          462,349        462,349
------------------------------------------------------------------------------------------------------------------------------

BALANCE, December 31, 1997                                 10            100          8,048        1,206,151      1,214,299

  Dividend payments made in cash and through the
    distribution of property                               --             --             --         (991,647)      (991,647)

  Net loss for period from January 1 to August 31,
    1998                                                   --             --             --         (372,372)      (372,372)

  Revocation of Subchapter S election (Note 7)             --             --       (157,868)         157,868             --

SUCCESSOR COMPANY

  Goodwill related to the acquisition of the
    Successor Company by MIOA (Note 1)                     --             --      1,529,327               --      1,529,327

  Net income for period from September 1 to
    December 31, 1998                                      --             --             --          108,804        108,804
------------------------------------------------------------------------------------------------------------------------------

BALANCE, December 31, 1998                                 10         $  100    $ 1,379,507      $   108,804    $ 1,488,411
==============================================================================================================================

                                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                                       VALLEY PAIN CENTERS, INC.
              (A WHOLLY-OWNED SUBSIDIARY OF MEDICAL INDUSTRIES OF AMERICA, INC.)

                                                        STATEMENTS OF CASH FLOWS
================================================================================

                                                                                           YEAR ENDED DECEMBER 31,
                                                                                 ---------------------------------------------
                                                                                           1998
                                                                                 --------------------------
                                                                                     FROM           TO
                                                                                 SEPTEMBER 1,    AUGUST 31,             1997
                                                                                 (SUCCESSOR)   (PREDECESSOR)    (PREDECESSOR)

------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                                                 $ 108,804   $ (372,372)      $  462,349
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation and amortization                                                      26,833        5,071           11,680
    Bad debts                                                                          23,862       51,143          201,600
    Unrealized gain on marketable equity securities                                        --           --          (10,267)
    Loss on sale of marketable equity securities                                           --       12,887               --
    Cash provided by (used for):
      Proceeds from sale of marketable equity securities                                   --       55,727               --
      Accounts receivable                                                            (582,491)     577,488         (416,190)
      Due from related party                                                               --       35,000               --
      Other current assets                                                              8,760           --           (7,730)
      Deferred tax asset                                                                3,000      (14,000)              --
      Accounts payable                                                               (194,661)     201,362          (76,601)
      Accrued expenses                                                                 11,464       60,094            2,418
      Income taxes payable to parent                                                   74,755           --               --
      Due to related party                                                            188,496           --               --
      Deferred tax liability                                                           13,000      367,000               --
------------------------------------------------------------------------------------------------------------------------------

Net cash provided by  (used in) operating activities                                 (318,178)     979,400          167,259
------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Repayments by related parties                                                            --           --          176,305
  Purchases of property and equipment                                                    (401)          --             (860)
  Net increase (decrease) in other assets                                              14,339       (5,889)           4,835
------------------------------------------------------------------------------------------------------------------------------

Net cash provided by  (used in) investing activities                                   13,938       (5,889)         180,280
------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Net borrowings in note payable                                                      345,433           --               --
  Principal payments on note payable to related party                                 (51,892)     (33,041)        (135,652)
  Dividends paid in cash                                                                   --     (986,811)        (148,736)
------------------------------------------------------------------------------------------------------------------------------

Net cash provided by  (used in) financing activities                                  293,541    (1,019,85)        (284,388)
------------------------------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                  (10,699)     (46,341)          63,151

CASH AND CASH EQUIVALENTS, beginning of period                                         16,810       63,151               --
------------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, end of period                                            $   6,111   $   16,810        $  63,151
==============================================================================================================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest paid                                                                     $      --   $    2,288        $  18,377

NONCASH INVESTING AND FINANCING ACTIVITIES:
  Net book value of property and equipment distributed to prior owner                      --        4,836               --
  Reclassification of Subchapter S accumulated deficit to additional
    paid-in capital                                                                        --      157,868               --
  Goodwill related to acquisition of Predecessor Company by MIOA                    1,529,327           --               --
==============================================================================================================================

                                 SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

15.     NATURE OF                  Valley Pain Centers, Inc. operated four back
        ORGANIZATION               pain clinics located in Virginia at December
                                   31, 1998. Valley Pain Centers, Inc. operates in one business segment.

                                   MERGER WITH MIOA

                                   Effective September 1, 1998, David S. Klein,
                                   M.D., P.C. ("Predecessor Company"), a
                                   Virginia corporation, was merged into MIOA
                                   Acquisition Company V, Inc., a Florida
                                   corporation, ("Successor Company")
                                   (collectively "the Company"), a wholly-owned subsidiary of Medical Industries of America, Inc. ("MIOA"). Simultaneously with the merger, MIOA Acquisition V was renamed as Valley Pain Centers, Inc. As of December 31, 1998, the Successor Company was a wholly-owned subsidiary of MIOA. The Successor Company purchased assets and assumed certain liabilities of the Predecessor Company on September 1, 1998, in a business combination accounted for as a purchase. As a result, the financial statements of the Successor Company are presented on a new basis of accounting from the financial statements of the Predecessor Company and, therefore, are not comparable.

                                   The purchase price for David S. Klein, M.D.,
                                   P.C. was $3.3 million, paid to its former sole stockholder as follows:

                                   o       An initial payment of $1.32 million
                                           upon closing, paid in the form of
                                           880,000 shares of MIOA common stock
                                           valued at $1.50 per share, the quoted
                                           market price on the date the terms of
                                           the merger were agreed to.

                                  o        Contingent payments, as defined in
                                           the purchase agreement, of up to
                                           $1.98 million based on the earnings
                                           of the Successor Company over each of
                                           the first three years of its
                                           operations. Contingent payments could
                                           be paid entirely in MIOA common stock
                                           or a combination of cash (after
                                           applying a discount of 25% to the
                                           cash portion) and MIOA common stock,
                                           with payments commencing on the first
                                           anniversary of the merger. No
                                           contingent payments were made as MIOA
                                           sold its interest in the Successor
                                           Company as described below.

                                   MIOA pushed down the excess of the purchase price and related acquisition costs of the Successor Company over the net assets acquired to the Successor Company's financial statements in the amount of $1,529,327.

                                   REPURCHASE OF THE SUCCESSOR COMPANY BY FORMER STOCKHOLDER (UNAUDITED)

                                   On April 30, 1999, MIOA sold all the
                                   outstanding stock of the Successor Company to Dr. David S. Klein (the former stockholder of David S. Klein, M.D., P.C.) and an investor group (collectively "the Interim Owners"). Under the terms of the sale agreement, MIOA transferred all of the outstanding stock of the Successor Company in exchange for $620,000 cash and the return of 1,544,036 shares of MIOA common stock held by the Interim Owners, valued at $1.854 per share, the average closing price of MIOA's common stock for the three-day period ending April 15, 1999, for a total sale price of $3,482,643. The sale agreement provided for the assumption by MIOA of certain liabilities of the Successor Company, including the Successor Company's obligation under the line of credit agreement (see Note 5) in the amount of $323,667, income taxes payable to MIOA in the amount of $74,755 (see Note 7) and a due to related party balance of $218,195.

                                   MERGER OF THE SUCCESSOR COMPANY INTO
                                   MINIMALLY INVASIVE SURGERY CORPORATION
                                   (UNAUDITED)

                                   Effective May 1, 1999, the Interim Owners sold their interest in the Successor Company to Minimally Invasive Surgery Corporation ("MIS"), a previously unrelated publicly-held company. The Interim Owners received consideration in the amount of $4,500,000 consisting of 1,500,000 shares of MIS common stock valued at $3.00 per share, the quoted market price on the date the terms of the merger were agreed to. In addition, the Interim Owners are entitled to receive up to $3,750,000 in additional consideration based on the future earnings of the Successor Company. Contingent consideration to be issued, if any, will be treated as additional purchase price at the time of the issuance.

                                   The merger agreement provides for a stock price guarantee to the Interim Owners by MIS. If the average of the daily closing prices of MIS common stock for the period from May 7, 2000 through

                                   May 6, 2001 is less than $3.00 per share, MIS has agreed to issue additional shares to the Interim Owners sufficient to equal the difference between the 1,500,000 shares and the original $4.5 million purchase price divided by the average closing price of MIS common stock for the period from May 7, 2000 through May 6, 2001.

                                   The Interim Owners borrowed $620,000 from MIS in order to fund the purchase of all the Successor Company's stock from MIOA. Simultaneously with the sale of the Successor Company to MIS, the Successor Company assumed the $620,000 note payable to MIS from the Interim Owners.

                                   PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

                                   The following summarized unaudited pro forma consolidated results of operations for the Successor Company have been prepared as if its acquisition by MIOA had occurred at the beginning of the respective periods presented and includes pro forma adjustments for amortization and income taxes:

                                  YEAR ENDED DECEMBER 31,                                 1998             1997
                                  --------------------------------------------------------------------------------
                                  Revenue                                        $   3,316,650    $   3,340,572

                                  Net income                                            77,653           52,038
                                  ================================================================================

16.     SUMMARY OF                 CASH AND CASH EQUIVALENTS
        SIGNIFICANT
        ACCOUNTING                 The Company considers all short-term
        POLICIES                   investments with original maturities of three
                                   months or less to be cash equivalents.

                                   INVESTMENTS IN MARKETABLE EQUITY SECURITIES

                                   The Company records its investments under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). Under SFAS 115, all of the Company's securities are classified as trading securities and are carried at market value, with the resulting unrealized gain or loss reflected in the statement of operations. Market values of the trading securities have been determined using market quotations. The cost of investments sold is determined on the specific identification method.

                                   ACCOUNTS RECEIVABLE

                                   Accounts receivable consist of receivables from patients and third-party payers for medical services provided by the Company. Such amounts are recorded net of estimated contractual adjustments. Contractual adjustments result from the differences between the rates charged by the Company for services performed and the rates allowed by the third-party payers.

                                   PROPERTY AND EQUIPMENT

                                   Property and equipment are stated at cost.
                                   Depreciation expense is provided using the straight-line method over the estimated useful lives of the furniture, fixtures and equipment and vehicles (five to seven years) and over the remaining lease term for leasehold improvements.

                                   GOODWILL

                                   MIOA pushed down the excess of the purchase price and related acquisition costs of the Successor Company over the net assets acquired to the Successor Company's financial statements. The Successor Company amortizes goodwill recorded as a result of the MIOA acquisition over the goodwill's estimated useful life of 20 years.

                                   IMPAIRMENT OF LONG-LIVED ASSETS

                                   The Company has adopted Statement of
                                   Financial Accounting Standards No. 121,
                                   "Accounting for the Impairment of Long-Lived
                                   Assets and for Long-Lived Assets to be
                                   Disposed Of" ("SFAS 121"). SFAS 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. The adoption of SFAS 121 did not impact the financial statements of the Company.

                                   REVENUE RECOGNITION

                                   Patient service revenues are recognized when earned and are reported at the estimated realizable amounts from patients, third-party payers (which include managed care providers, commercial insurance carriers, and health maintenance organizations) and others for services rendered. Additionally, the Company participates in agreements with managed care organizations to provide services at negotiated rates or for capitated payments. Provisions for third-party payer adjustments are estimated and recorded in the period in which the services are provided. Any adjustments to the estimated amounts are recorded in the period in which the revised amount is determined.

                                   CONCENTRATION OF CREDIT RISK

                                   The Company extends credit to patients
                                   covered by insurance programs, governmental programs such as Medicare and Medicaid and private insurers. The Company manages credit risk with the various public and private insurance providers as appropriate. Allowances for uncollectible accounts have been made for potential losses, where appropriate.

                                   USE OF ESTIMATES

                                   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                   FAIR VALUE OF FINANCIAL INSTRUMENTS

                                   The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management. These financial instruments include cash and cash equivalents, marketable securities, accounts receivables, accounts payable and accrued expenses. Fair values were assumed to approximate carrying values for these financial instruments since they are short term in nature and their carrying amounts approximate fair values or they are receivable or payable on demand. The fair value of the Company's notes payable, which approximates their carrying value, is estimated based upon the quoted market prices for the same or similar debt instruments or on the current rates offered to the Company for debt of the same remaining maturities.

                                   RECENT ACCOUNTING PRONOUNCEMENTS

                                   In June 1998, the Financial Accounting
                                   Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 requires companies to recognize all derivative contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of
                                   (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS 133 is effective for all fiscal quarters or fiscal years beginning after June 15, 2000.

                                   Historically, the Company has not entered into derivatives contracts to hedge existing risks or for speculative purposes. Accordingly, the Company does not expect adoption of the new standard on January 1, 2001 to affect its financial statements.

                                   RISKS AND UNCERTAINTIES

                                   The Company's primary risk and uncertainty is its ability to retain competent physicians capable of performing the required medical procedures and whose skills demonstrate the current trends of back pain treatment. In addition, the Company's business may be affected by continuing changes in the health insurance industry such as legislation and changes in health maintenance organizations.

                                   RECLASSIFICATIONS

                                   Certain items have been reclassified in the 1997 financial statements to conform to the 1998 presentation.

17.     MARKETABLE                 The adjusted cost, gross unrealized gain and
        EQUITY SECURITIES          fair value of the Predecessor Company's
                                   trading securities are as follows at December
                                   31, 1997:

                                                                                             GROSS
                                                                                        UNREALIZED         FAIR
                                                                                 COST         GAIN        VALUE
                                  --------------------------------------------------------------------------------
                                  Equity securities                         $  30,268    $  38,346    $  68,614
                                  --------------------------------------------------------------------------------

                                   The Predecessor Company sold all of its
                                   marketable equity securities during 1998, which resulted in a loss of $12,887.

18.     PROPERTY AND               Property and equipment consist of the
        EQUIPMENT                  following:

                                  DECEMBER 31,                                               1998          1997
                                  --------------------------------------------------------------------------------
                                  Furniture, fixtures, and equipment                  $   105,869   $   165,566
                                  Leasehold improvements                                   39,260        39,260
                                  Vehicles                                                      -        20,549
                                  --------------------------------------------------------------------------------
                                                                                          145,129       225,375

                                  Less accumulated depreciation and amortization          125,244       194,639
                                  --------------------------------------------------------------------------------
                                                                                      $    19,885   $    30,736
                                  ================================================================================

                                   Depreciation and amortization expense related to property and equipment for the years ended December 31, 1998 and 1997 was

                                   $6,416 and $11,680, respectively.

19.     NOTE PAYABLE               As of December 31, 1998, the Successor
                                   Company was a party to a $1.5 million line of credit agreement arranged through its parent, MIOA. Maximum borrowing under the line of credit is based on a percentage of eligible accounts receivable. Interest is payable monthly at the prime rate plus 2.65% (9.90% at December 31, 1998), and all of the Successor Company's receivables are pledged as collateral against the line of credit. All payments on the note were to be made through accounts receivable collections remitted directly to the lender's lock box. In
                                   February 1999, the Successor Company violated the lock box provision of the loan agreement by having all customer payments remitted directly to the Successor Company. In April
                                   1999, MIOA sold all the outstanding stock of the Successor Company to the Interim Owners, and MIOA agreed to assume the Successor
                                   Company's obligation under the line of
                                   credit.

                                   Certain information regarding the line of credit for the year ended December 31, 1998 is as follows:

                                                                                                           1998
                                  --------------------------------------------------------------------------------
                                  Balance at December 31                                            $   345,433
                                  Weighted average interest rate                                          10.23%
                                  Maximum outstanding at end of any month                               345,433
                                  Average amount outstanding during period                               28,045
                                  --------------------------------------------------------------------------------

20.     NOTE PAYABLE TO            As of December 31, 1997, the Predecessor
        RELATED PARTY              Company had an 9% demand note payable to an
                                   employee in the amount of $84,933. This note was repaid during 1998.

21.     INCOME TAXES               The Successor Company is a member of a
                                   consolidated group which files a consolidated federal tax return; the provision for income taxes included in these financial statements is based on a "separate return" calculation.
                                   Intercompany transactions are recorded
                                   between the parent and subsidiary for any tax benefits or taxes payable based on the subsidiary's individual tax calculation. The
                                   Successor Company uses the cash basis method of accounting for income tax reporting purposes.

                                   The Predecessor Company formerly reported its income under Subchapter S of the Internal Revenue Code for income tax purposes. Immediately prior to the merger, the Predecessor

                                   Company terminated its S election and
                                   recorded a net deferred tax liability and a charge to operations in the amount of $353,000 related to the difference between the Predecessor Company's book and tax basis in its assets and liabilities and reclassified all of its accumulated deficit to additional paid-in capital.

                                   As of December 31, 1998, the Successor
                                   Company recorded the current portion of its federal and state income taxes payable to the parent for the four months of operations then ended. The components of income tax expense (benefit) for the year ended December 31, 1998 are as follows:

                                                                                    SUCCESSOR       PREDECESSOR
                                                                                      COMPANY           COMPANY
                                  --------------------------------------------------------------------------------
                                  Current:
                                    Federal                                        $   64,841        $       --
                                    State                                               9,914                --
                                  --------------------------------------------------------------------------------
                                  Income taxes payable to parent                       74,755                --
                                  --------------------------------------------------------------------------------
                                  Deferred:
                                    Federal                                            14,000           305,000
                                    State                                               2,000            48,000
                                  --------------------------------------------------------------------------------
                                                                                       16,000           353,000
                                  --------------------------------------------------------------------------------
                                  Net income tax expense                           $   90,755        $  353,000
                                  ================================================================================

                                   Deferred taxes are comprised of the following at December 31:

                                                                                                           1998
                                  --------------------------------------------------------------------------------
                                  DEFERRED TAX ASSETS:
                                    Accounts payable                                                $    20,000
                                    Allowance for doubtful accounts                                      34,000
                                    Accrued expenses                                                     32,000
                                    Property and equipment                                               11,000
                                  --------------------------------------------------------------------------------

                                  Total deferred tax assets                                              97,000

                                  DEFERRED TAX LIABILITY:
                                    Accounts receivable                                                (466,000)
                                  --------------------------------------------------------------------------------

                                  Net deferred tax liability                                           (369,000)
                                  Less long-term deferred tax asset                                     (11,000)
                                  --------------------------------------------------------------------------------

                                  Current deferred tax liability                                    $  (380,000)
                                  ================================================================================

                                   The following summary reconciles differences from taxes at the federal statutory rate with the effective rate:

                                                                                      SUCCESSOR      PREDECESSOR
                                                                                        COMPANY          COMPANY
                                  -------------------------------------------------------------------------------
                                  Income taxes at federal statutory rates                   (34%)        (34%)
                                  State income taxes, net of federal benefit                 (5%)         (5%)
                                  Termination of Subchapter S election                        -%      (1,783%)
                                  Other permanent differences                                (6%)          -%
                                  -------------------------------------------------------------------------------
                                  Income tax expense at effective rates                     (45%)     (1,822%)
                                  ===============================================================================

22.     COMMITMENTS                OPERATING LEASES
        AND
        CONTINGENCIES              As of December 31, 1998, the Company had
                                   operating leases with unrelated parties which expire between August 1999 and June 2004.
                                   Rent expense for these operating leases for the years ended December 31, 1998 and 1997 was $73,259 and $169,783, respectively.

                                   In addition, the Company had operating leases with Dr. David S. Klein. These leases expire between June and August 2003 and had rent expense for the years ended December 31, 1998 and 1997 of $140,293 and $34,500, respectively.

                                   Future minimum lease payments under all
                                   operating leases are as follows:

                                  YEAR ENDED DECEMBER 31,
                                  --------------------------------------------------------------------------------
                                  1999                                                              $   247,000
                                  2000                                                                  219,000
                                  2001                                                                  202,000
                                  2002                                                                  166,000
                                  2003                                                                  167,000
                                  Thereafter                                                             91,000
                                  --------------------------------------------------------------------------------

                                  Total                                                             $ 1,092,000
                                  ================================================================================

                                   INSURANCE

                                   The Company is insured with respect to
                                   medical malpractice risks on a claims-made basis. Accordingly, coverage relates only to claims made during the policy term. Historically, any claims paid have been within the insurance policy limits. Management is not aware of any claims against it which might have a material impact on the Company's financial position or results of operations.

                                   LITIGATION

                                   The Company is subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the amount of potential liability with respect to these actions will not materially affect the Company's financial position or results of operations.

                                   PHYSICIAN AGREEMENTS

                                   The Company has employment and contractor agreements with its physicians that provide for the payment of compensation based upon a percentage of the Company's cash receipts. In July 1999, these employment agreements were terminated, and the Company entered into employment agreements with two new physicians which provide for a salary to be paid through July 2004.

23.     RELATED PARTY              During 1998, the Predecessor Company entered
        TRANSACTIONS               into a management agreement with MIOA and
                                   Ivanhoe Medical Systems, Inc. ("Ivanhoe"), a wholly-owned subsidiary of MIOA. During the year ended December 31, 1998, the Company made payments of $565,602 under these agreements. As of December 31, 1998, the
                                   Successor Company had unpaid management fees payable to Ivanhoe of $188,496 for services rendered during 1998.